

2018

Proxy

Statement

April 30, 2018

2018 PROXY STATEMENT HIGHLIGHTS

Logistics


Date & Time
Thursday, May 31, 2018
at 10:00 a.m., local time


Location
Andaz Hotel, 485 5th Avenue
(at 41st Street), 2nd Floor,
New York, NY 10017


Record Date
March 29, 2018

Roadmap of Voting Matters

You are being asked to vote on the following matters:

	Proposal	Board Recommendation	See Page
1	**Election of Directors** The Board unanimously recommends a vote for each of John H. Alschuler, Lauren B. Dillard and Stephen L. Green to serve as directors until the 2019 annual meeting of stockholders and until their successors are duly elected and qualify.	✔ **FOR** Each Nominee	9
2	**Advisory Approval of Executive Compensation** The Company seeks non-binding stockholder approval of the compensation of the company's named executive officers, as described in the Compensation Discussion and Analysis section and compensation tables included in this proxy statement.	✔ **FOR**	28
3	**Ratification of Independent Registered Public Accounting Firm** The Audit Committee and the Board believe that the continued appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2018 is in the best interest of the Company and its stockholders.	✔ **FOR**	58

In addition, stockholders may be asked to consider and vote upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

Your Vote is Important—Vote Now

Your vote is very important to us. Please vote as soon as possible by one of the methods shown below:


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24h/7

Business Overview and Highlights

Our Mission — We are a fully integrated REIT focused on maximizing total return to stockholders through strategically acquiring, redeveloping, repositioning and managing commercial properties, located primarily in Manhattan, in order to generate cash flow and create value.

Who We Are[1]

$1.8 Billion Combined Revenues	**#1** Owner of Office Property in Manhattan	**53.7 Million** Total Square Feet[2]	**$20.4 Billion** Enterprise Value

We differentiate ourselves from our peers and competitors in three key ways:

Active and Engaged Business Strategy

- In any given year, we execute more transactions than many of our competitors do over a much longer, multi-year period
- SLG does not subscribe to a traditional "buy and hold" strategy and is a very active transaction-oriented company
- Accordingly, we frequently capitalize on opportunities in the market, maximizing returns

Operations on Multiple Platforms

- Buy and sell properties independently and collaborate with other organizations through joint ventures when advantageous
- Invest in redeveloping existing assets and develop projects from the ground up (e.g. One Vanderbilt)
- Provide financing for other real estate investors through our debt and preferred equity platform – a unique service that we offer at a scale unmatched by our peers, which provides us a diversified source of revenue and market intelligence

NYC-Focused Business Model

- Singularly focused on New York City real estate – one of the most resilient markets through business cycles, but also one of the most complex
- Presence and operations in this market necessitate a top level of talent in our executive ranks
- Our leadership team manages our cost base, allowing us to be very efficient, with an employee base much smaller than other fully-integrated "gateway city" real estate companies that transact far less business than SLG

Growth in FFO Per Share

25% growth in normalized FFO per share since 2013



Normalized FFO Per Share[3]

25% Increase

2013	2014	2015	2016	2017
$5.16	$5.85	$6.38	$7.08	$6.45



SLG TSR % vs. MSCI U.S. REIT Index Total Return[4]

887.5%

508.1%

— SLG   — MSCI U.S. REIT Index

We have continued to deliver superior long-term return to stockholders, or TSR

---

1 Data as of 12/31/2017
2 Includes debt and preferred equity investments and suburban properties
3 Refer to Appendix A to this proxy statement for a reconciliation of Normalized FFO
4 Source: Bloomberg; August 14, 1997 – December 29, 2017

Executive Compensation Highlights

Stockholder Engagement and Demonstrated Responsiveness

- We have reached out to at least 65% of stockholders in each of the past three years

- In response to the significant shareholder outreach we conducted, the Compensation Committee completed a new employment agreement, to be effective in 2019, that redesigns our CEO's compensation to provide for a simpler structure, enhanced transparency and stronger alignment with corporate governance best practices. Going forward, the Compensation Committee intends to align the rest of the executive team with the CEO's redesigned compensation structure.

- These changes reflect stockholder feedback and the Committee's mission to align pay with performance and the stockholder experience.

- In addition, to refresh our Board Committee chairs and bring new perspectives to those leadership positions, Lauren Dillard became chair of the Compensation Committee in February 2018, succeeding John Alschuler.

In response to feedback we received from stockholders, the Committee fundamentally redesigned our CEO's compensation as governed by his employment agreement, significantly simplifying the structure of our compensation program by reducing the overall components and enhancing the transparency of the program.

What We Heard	What We Did
• The compensation program is overly complicated and contains too many elements	• Simplified the program by reducing the number of compensation components from seven to four
• Base salary and deferred compensation provide two overlapping "fixed pay" vehicles for CEO	• Under new CEO contract, eliminating deferred compensation from CEO compensation package; reduced CEO base salary to $1.25 million from $1.35 million, effective January 18, 2018
• Align performance incentives with metrics that are focus areas for management and are in their direct control	• Eliminated TSR as a metric from annual cash bonus program for 2018; instituted G&A as a metric and increased weighting of dividend growth metric
• Process for determining annual equity bonus is not clear	• Under new CEO contract, eliminating discretionary equity bonuses
• Performance period for performance-based awards should be longer than one year	• Under new CEO contract, performance-based LTIP units will be split between awards with one year operational goals modified by 3-year absolute TSR and awards based on 3-year relative TSR; no performance awards will vest until the conclusion of the 3-year performance period
• Eliminate multiple performance retesting opportunities for performance-based LTIP units	• Under new CEO contract, performance-based LTIP units can be earned at the conclusion of the 3-year performance period, without any additional performance retesting periods
• CEO contract guarantees annual equity grant amounts on a multi-year basis	• Under new CEO contract, target amounts for a time-based and a performance-based equity grant are provided for, without any contractual guarantees
• Reduce compensation for Executive Chairman	• Reduced total compensation awarded to Stephen L. Green for third consecutive year to reflect his role and responsibilities as Executive Chairman; Mr. Green will step down as Executive Chairman and as an employee in January 2019 and will assume the role of Chairman Emeritus
• Director compensation is high relative to peers	• Compensation for all non-employee directors will be reduced by approximately $50,000

2017 Pay Outcomes Demonstrate Pay-for-Performance Alignment

2017 Annual Cash Bonus Program

The following table reflects the 2017 cash bonuses awarded to Messrs. Holliday, Green and Mathias pursuant to our annual cash bonus program. As a result of the rigor of the performance targets established by the Committee for our annual cash bonus program, the amounts paid to Messrs. Holliday, Green and Mathias were below target and significantly reduced for 2017 compared to 2016

Executive	Actual Cash Bonus (% of Target)	2017 Actual Cash Bonus ($)	2016 Actual Cash Bonus ($)	% Change 2017 vs. 2016
Marc Holliday	71.75%	$ 1,937,250	$ 2,473,125	-21.7%
Stephen L. Green	71.75%	$ 938,437	$ 1,161,718	-19.2%
Andrew Mathias	71.75%	$ 1,001,000	$ 1,239,166	-19.2%

Actual Results of the 2014 Outperformance Plan

The performance period of the 2014 Outperformance Plan concluded August 31, 2017, with the following actual performance for the period from September 1, 2014 to August 31, 2017:

Metric	Results	Results relative to Target	Percentage of LTIP Units Earned
Cumulative Absolute TSR	3.3%	Below threshold of 25%	0%
Relative TSR	27th Percentile	Below threshold of 50th percentile	0%

Despite the disclosed grant values appearing in our Summary Compensation Tables for fiscal years 2015-2017, our named executive officers ultimately received no payout under the 2014 OPP.

We have consistently maintained low G&A expenses, with G&A expense as a percentage of total assets and revenues among the lowest of our office REIT peers



Companies used for comparison in G&A expense analysis are: Alexandria Real Estate Equities, Inc., Boston Properties, Inc., Brandywine Realty Trust, Douglas Emmett, Inc., Empire State Realty Trust, Inc., Kilroy Realty Corporation, Mack-Cali Realty Corporation, Paramount Group, Inc. and Vornado Realty Trust. Office peer data obtained from Weekly Sector Scorecard, Office, dated 4/6/2018 published by Stifel, Nicolaus & Company, Incorporated

Corporate Governance Highlights

Diversity
Our Board represents diversity in its broader sense. This means diversity of knowledge, skills and education, as well as diversity of age, gender and outlook



33% of our independent Board members are women

Experience
Our Board members have broad experience serving on public boards in industries relevant to the Company



78% of our Board have served on the Boards of other publicly traded companies

Leadership
Our Board members have strong corporate leadership backgrounds such as being a CEO, CFO or holding other Executive positions



89% of our Board have served as CEO or in senior leadership positions

Succession Planning
We remain focused on refreshing the membership of the Board and its Committees.



Chairman transition:

In April 2018, Stephen L. Green announced he will be stepping down as Chairman of the Board and transitioning into the role of Chairman Emeritus, and we will appoint Marc Holliday to succeed Mr. Green as our Chairman in addition to serving as our Chief Executive Officer

Committee chair rotations:

In February 2018, Lauren Dillard replaced John Alschuler as chair of our Compensation Committee

In March 2018, Craig Hatkoff replaced John Levy as chair of our Nominating and Corporate Governance Committee

Declassified Board



At our 2017 annual meeting, stockholders approved a proposal to declassify our Board. Beginning in 2018, directors whose terms are expiring will be elected for one-year terms. By our 2020 annual meeting, our Board of Directors will be fully declassified.

Proxy Access
Since 2016, our bylaws permit:



A stockholder (or a group of up to 20 stockholders)

3% / 3-years
Owning 3% or more of our outstanding common stock continuously for at least three years

2 candidates / 20%
To nominate and include in our proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, if the nominee(s) satisfy the requirements specified in our bylaws

ESG Highlights

We are committed to corporate social responsibility initiatives that deliver efficiency, value and health for our business, tenants and community.

Sustainability Awards



- ENERGY STAR Partner of the Year – Sustained Excellence (2018)
- Real Estate Finance & Investment's "Most Sustainable REIT" (2017, 2018)
- Building Owners and Managers Association's (BOMA) "Earth Award" (2017)
- Business Intelligence Group's "2017 Sustainability Award" (2017)
- Institute of Real Estate Management's "Corporate Innovation" REME Award (2017)
- Institute of Real Estate Management's "Workplace Environment: Sustainability Programs" REME Award (2016)
- Ranked among *Newsweek's* list of the country's greenest businesses (2014, 2015, 2016)
- Urban Green Council's "It Takes a Village" EBie Award (2016)

Environmental Initiatives



- Deployed over $62M capital investment in energy efficiency projects over the past decade
- Goal to reduce carbon emissions 30% by 2026 and eliminate single use plastic in corporate offices 80% in 2018
- Committed to achieve LEED certifications for 73% of the owned and managed portfolio by 2018
- Proactively analyze climate change risk and resiliency through life cycle assessments from asset acquisition through disposition

Social Initiatives



- Investment in employees through funding of training programs, tuition reimbursement and continued education courses
- Comprehensive business conduct & ethics, diversity, workplace harassment, discrimination, substance abuse, and safe workplace policies implemented
- Market-leading benefit program spanning healthcare, 401k match, employee stock purchase plan, disability coverage, wellness, and life insurance
- Sponsor over 130 volunteering events annually and contribute $1.4M across 100 partner organizations corporately
- 98% of employees have completed anti-harassment training

Governance Initiatives



- Executive and Board oversight of sustainability mission statement and goal setting
- Alignment of climate goals with NYC and NYS governing legislatures
- Annual GRI sustainability reports distributed to the Board, investors, tenants, vendor partners and government stakeholders
- Stakeholder engagement and materiality assessment processes initiated across tenants, community members, industry peers and employees to identify material ESG parameters

Going Greener

SL Green reports "In Accordance - Core" with the Global Reporting Initiative's (GRI) G4 framework, which ensures our sustainability program is transparent to all stakeholders. Adhering to GRI facilitates decision making, year-over-year performance and goal-setting surrounding our ESG initiatives.

We are proud of our industry-leading sustainability program and we encourage you to learn more about our sustainability strategy and achievements. Our reports and sustainability news are available on our website at http://www.slgreen.com/sustainability.

SL GREEN REALTY CORP.
420 Lexington Avenue
New York, New York 10170-1881



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are invited to attend the 2018 annual meeting of stockholders of SL Green Realty Corp., a Maryland corporation, which will be held on Thursday, May 31, 2018 at 10:00 a.m., local time, at the Andaz Hotel, 485 5th Avenue (at 41st Street), 2nd Floor, New York, NY 10017. The annual meeting will be held for the following purposes:

1. To elect the three director nominees named in the proxy statement to serve on the Board of Directors for a one-year term and until their successors are duly elected and qualify;

2. To hold an advisory vote on executive compensation; and

3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018.

In addition, stockholders may be asked to consider and vote upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the annual meeting on the date specified above, or on any date or dates to which the annual meeting may be adjourned, or to which the annual meeting may be postponed.

The Board of Directors has fixed the close of business on March 29, 2018 as the record date for determining the stockholders entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

By Order of the Board of Directors,

Andrew Levine

Andrew S. Levine
Secretary

New York, New York
April 30, 2018

Voting

You may authorize your proxy via the Internet or by telephone:



Visit www.proxyvote.com



Scan this QR code to vote with your mobile device



Call 1-800-454-8683
24h/7

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 31, 2018.

This proxy statement and our 2017 Annual Report to Stockholders are available at http://www.proxyvote.com

Whether or not you plan to attend the annual meeting, please complete, sign, date and promptly return the enclosed proxy card in the post-prepaid envelope provided or authorize your proxy by telephone or the Internet by following the instructions on your proxy card. For specific instructions on voting, please see the instructions on the proxy card or the information forwarded by your broker, bank or other holder of record. If you attend the annual meeting, you may vote in person if you wish, even if you previously have signed and returned your proxy card. Please note that if your shares are held of record by a bank, broker or other nominee and you wish to vote in person at the annual meeting, you must obtain a proxy issued in your name from such bank, broker or other nominee.

TABLE OF CONTENTS

2018 PROXY STATEMENT HIGHLIGHTS	**1**
Business Overview and Highlights	2
Executive Compensation Highlights	3
Corporate Governance Highlights	5
ESG Highlights	6
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS	**7**
OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE	**9**
Proposal 1: Election of Directors	9
Board Structure and Independence	18
Board Committees	20
Corporate Governance	22
Director Compensation	25
Executive Officers	27
EXECUTIVE COMPENSATION	**28**
Proposal 2: Advisory Vote on the Compensation of our Named Executive Officers	28
Compensation Committee Report	28
Compensation Discussion and Analysis	28
Executive Compensation Tables	47
AUDIT COMMITTEE MATTERS	**58**
Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm	58
Audit Committee Report	58
Fee Disclosure	59
Pre-Approval Policies and Procedures of our Audit Committee	59
STOCK OWNERSHIP INFORMATION	**60**
Security Ownership of Certain Beneficial Owners and Management	60
Section 16(a) Beneficial Ownership Reporting Compliance	61
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	**62**
OTHER INFORMATION	**64**
Questions and Answers About the Annual Meeting	64
Other Matters	66
APPENDICES	
Appendix A: Information Regarding Certain Financial Measures	A-1

References in this proxy statement to "we," "us," "our," "ours," and the "Company" refer to SL Green Realty Corp., unless the context otherwise requires. This proxy statement and a form of proxy have been made available to our stockholders on the Internet and will be mailed to stockholders on or about April 30, 2018.

OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

We are committed to operating our business under strong and accountable corporate governance practices. You are encouraged to visit the "Investors—Corporate Governance" section of our corporate website at http://www.slgreen.com to view or obtain copies of our committee charters, Code of Ethics, Governance Principles and director independence standards. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with, or furnish to, the SEC. You also may obtain, free of charge, a copy of the respective charters of our committees, Code of Ethics, Governance Principles and director independence standards by directing your request in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations. Additional information relating to the corporate governance of the Company also is included in other sections of this proxy statement.

Proposal 1: Election of Directors

The Board, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated John H. Alschuler, Lauren B. Dillard and Stephen L. Green for election to serve as directors until the 2019 annual meeting of stockholders and until their successors are duly elected and qualify. Messrs. Alschuler and Green and Ms. Dillard currently are serving as our directors. Each of Messrs. Alschuler and Green and Ms. Dillard has consented to being named in this proxy statement and to serve as a director if elected. However, if any of Messrs. Alschuler and Green and Ms. Dillard is unable to accept election, proxies voted in favor of such nominee will be voted for the election of such other person as the Board nominates.

Majority Voting Standard

A majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee, with abstentions and broker non-votes not counted as a vote cast either "for" or "against" a nominee. For more information on the operation of our majority voting standard in director elections, see the section entitled "Our Board of Directors and Corporate Governance—Corporate Governance—Majority Voting Standard and Director Resignation Policy."

> **The Board unanimously recommends a vote "FOR" the election of Messrs. Alschuler and Green and Ms. Dillard.**

Information Regarding the Nominees and the Continuing Directors

The following table and biographical descriptions set forth certain information with respect to the nominees for election as directors at the 2018 annual meeting and the continuing directors whose terms expire at the annual meetings of stockholders in 2019 and 2020, respectively, based upon information furnished by each director. At our annual meeting of stockholders in 2017, stockholders approved a proposal to declassify our board. Accordingly, our board classes are being phased out, and directors whose terms are expiring will be elected for one-year terms. Our Board of Directors will be fully declassified by our 2020 annual meeting.

Name	Age	Expiration of Term	Director Since
Nominees (terms will expire in 2019)			
John H. Alschuler*	70	2019	1997
Lauren B. Dillard*	42	2019	2016
Stephen L. Green	80	2019	1997
Continuing Directors (terms will expire in 2019)			
Edwin Thomas Burton, III*	75	2019	1997
Craig M. Hatkoff*	64	2019	2011
Andrew W. Mathias	44	2019	2014
Continuing Directors (terms will expire in 2020)			
Betsy Atkins*	64	2020	2015
Marc Holliday	51	2020	2001
John S. Levy*	82	2020	1997

*   Independent Director

Director Nominees—Terms Will Expire in 2019



John H. Alschuler

Director Since: **1997** Age: **70** **Lead Independent Director**

Mr. Alschuler's achievements in academia and business, as well as his extensive knowledge of commercial real estate, New York City's economy, commercial and other markets in New York City and national and international markets for real estate, and his expertise in inter-governmental relations, allow him to assess the real estate market and the Company's business from a knowledgeable and informed perspective, from which he provides valuable insights into the Company's business.

SL Green Board Service:

- Compensation Committee
- Nominating and Corporate Governance Committee
- Executive Committee

Professional Experience

- Chairman of HR&A Advisors Inc., an economic development, real-estate and public policy consulting organization, since 2008
- Adjunct Associate Professor, Graduate School of Architecture, Planning & Preservation at Columbia University, teaching real estate development
- Board of Directors of the Center for an Urban Future, a Section 501(c)(3) tax-exempt organization, and Friends of the High Line Inc., a Section 501(c)(3) tax-exempt organization
- B.A. degree from Wesleyan University and Ed.D. degree from the University of Massachusetts at Amherst

Other Public Board Directorships

- Xenia Hotels and Resorts, Inc. since 2015
- The Macerich Company since 2015

Lauren B. Dillard



SL Green Board Service:

- Audit Committee
- Compensation Committee, Chair

Director Since: 2016 Age: 42 Independent Director

Ms. Dillard's sophisticated understanding of tax, real estate, investment programs, finance, compensation and corporate governance, all viewed through the lens of over fifteen years of global private equity experience and together with her considerable operational expertise, provides the Board and the Company with deep and practical insight on a broad range of matters.

Professional Experience

- Managing Director for the Carlyle Group, a global alternative asset manager, since 2011, head of Carlyle's Investment Solutions Group since December 2015 and member of Carlyle's Management Committee; joined Carlyle in 2002
- Chief Operating Officer and Chief Financial Officer for the Carlyle Group from 2013 to December 2015; former head of Global Tax Department and head of Global Equity Programs; and member of Carlyle's Transaction Team where she played a significant role in transactions, including Carlyle's initial public offering
- Served in the Real Estate and Financial Services Group of the Tax Practice of Arthur Andersen, LLP prior to 2002
- Member of the Board of Directors of AlpInvest Partners.
- Founder and leader of Carlyle's Women's Employee Resource Group, member of the Private Equity Women Investor Network (PEWIN) and other industry initiatives
- Recipient of the prestigious One Carlyle Award in recognition of her contributions to and support of the firm's collaborative culture
- B.S. in business administration from the University of Richmond

Other Public Board Directorships

- None

Stephen L. Green



SL Green Board Service:

- Executive Committee, Chair

Director Since: 1997 Age: 80 Chairman of the Board

In addition to his industry-wide reputation, Mr. Green's extensive skills and experience in real estate, including founding our predecessor, provide him with invaluable knowledge of and expertise in our business and industry. This experience, particularly his experience having led our predecessor and the Company, contributes depth and context to the Board's discussions of the Company's business.

Professional Experience

- Chairman of the Board of the Company since 1997
- Executive officer, working in conjunction with our Chief Executive Officer, overseeing the Company's long-term strategic direction; formerly served as our Chief Executive Officer
- Founded our predecessor, S.L. Green Properties, Inc., in 1980; prior to our initial public offering in 1997, Mr. Green was involved in the acquisition of over 50 Manhattan office buildings containing in excess of 10.0 million square feet
- Chairman of the Board of Gramercy Capital Corp., or Gramercy, August 2004 to June 2009
- At-large member of the Executive Committee of the Board of Governors of the Real Estate Board of New York
- Member of the Board of Directors of Streetsquash, Inc., a Section 501(c)(3) tax-exempt organization
- Previously member of the Board of Directors of Stemedica Cell Technologies, Inc., August 2007 to April 2009; Chairman of the Real Estate Board of New York's Tax Committee
- B.A. degree from Hartwick College and J.D. degree from Boston College Law School

Other Public Board Directorships

- None

Continuing Directors—Terms Will Expire in 2019

Edwin Thomas Burton, III



Director Since: **1997** Age: **75** **Independent Director**

In addition to his experience in academia as a seasoned professor of economics, Mr. Burton's extensive skills and experience in corporate governance, financial, compensation and legal matters allow him to provide valuable financial expertise and insights into the Company's business.

SL Green Board Service:

- Audit Committee, Chair
- Compensation Committee

Professional Experience

- Professor of Economics at the University of Virginia since 1988; has held teaching positions at York College, Rice University and Cornell University, and has written and lectured extensively in the field of Economics
- Consultant to numerous companies on investment strategy and investment banking
- Member of the Board of Trustees of the Virginia Retirement System for state and local employees of the Commonwealth of Virginia from 1994 to 2001 and then again from 2004 to 2014, and served as its Chairman from 1997 until March 2001
- Senior Vice President, Managing Director and director of Interstate Johnson Lane, Incorporated, an investment banking firm, where he was in charge of the Corporate Finance and Public Finance Divisions from 1994 to 1995
- President of Rothschild Financial Services, Incorporated (a subsidiary of Rothschild, Inc. of North America), an investment banking company headquartered in New York City that is involved in proprietary trading, securities lending and other investment activities from 1987 to 1994
- Consultant to the American Stock Exchange from 1985 to 1986
- Senior vice president with Smith Barney (or its corporate predecessor) from 1976 to 1984
- Member of the Board of Directors of Chase Investors, a privately-held registered investment advisor, since 2004
- Former member of the Board of Directors of Capstar Hotel Company, a publicly-traded hotel company, Virginia National Bank, a publicly-traded commercial bank, and SNL Securities, a private securities data company
- B.A. degree in Economics from Rice University and Ph.D. degree in Economics from Northwestern University

Other Public Board Directorships

- None

Craig M. Hatkoff



SL Green Board Service:

- Audit Committee
- Nominating and Corporate Governance Committee, Chair

Director Since: **2011** Age: **64** **Independent Director**

Mr. Hatkoff has in-depth expertise and knowledge of real estate, capital markets, finance, private investing, entrepreneurship and executive management through his work with Chemical Bank, Victor Capital Group and Capital Trust. As a result of the foregoing, Mr. Hatkoff provides a unique insight into the financial markets generally, valuation analysis, strategic planning, and unique financing structures and alternatives. He also possesses entrepreneurial, brand marketing, social media, technology and innovation, and senior leadership experience through his private investments and service on the Boards of numerous educational and charitable organizations. Mr. Hatkoff also has extensive Board and Board committee experience at other public companies, including his current service at Taubman Centers, Inc. and his long-standing service to Capital Trust, Inc., which enables him to provide significant insight as to governance and compliance-related matters particular to real estate companies.

Professional Experience

- Vice Chairman of Capital Trust, Inc., a real estate investment management company that was listed on the New York Stock Exchange, and one of the largest dedicated real estate mezzanine lenders, 1997 to 2000, and served on its Board of Directors 1997 to 2010
- Trustee of the New York City School Construction Authority, the agency responsible for the construction of all public schools in New York City, from 2002 to 2005
- Founder and a managing partner of Victor Capital Group, L.P. 1989 until its acquisition by Capital Trust, Inc. in 1997
- Former co-head of the real estate investment banking unit at Chemical Bank, where he was a pioneer in commercial mortgage securitization
- Co-founder of the Tribeca Film Festival; Chairman of Turtle Pond Publications LLC, which is active in children's publishing and entertainment, and private investor in other entrepreneurial ventures
- Adjunct Professor at Columbia Business School, where he teaches courses on entrepreneurship and innovation

Other Public Board Directorships

- Taubman Centers, Inc. since 2004

Andrew W. Mathias



Director Since: **April 2007** Age: **44** **President**

Mr. Mathias' extensive experience in real estate, including commercial real estate investment, and in-depth knowledge of the New York City real estate market, as well as his role as President of the Company, provide him with valuable knowledge of our business and industry. Furthermore, Mr. Mathias' presence on the Board facilitates communication between the Board and the Company's senior management.

Professional Experience

- President of the Company since 2007
- Joined the Company in March 1999 as Vice President and was promoted to Director of Investments in 2002
- Chief Investment Officer of the Company from January 2004 until January 2011
- Chief Investment Officer of Gramercy August 2004 to October 2008
- Worked at Capital Trust, Inc. and its predecessor, Victor Capital Group, L.P.
- Worked on the high yield and restructuring desk at Bear Stearns and Co.
- Member of the Board of Directors for the Regional Plan Association, which works to improve the prosperity, infrastructure, sustainability and quality of life of the New York-New Jersey-Connecticut metropolitan region
- B.S. degree in Economics from the Wharton School at the University of Pennsylvania

Other Public Board Directorships

- None

Continuing Directors—Terms Will Expire in 2020

Betsy Atkins



SL Green Board Service:

- Audit Committee
- Nominating and Corporate Governance Committee

Director Since: **April 2015** Age: **64** Independent Director

Ms. Atkins has deep expertise in many areas, including executive leadership and operational experience in various technology, durable goods, energy efficiency infrastructure and retail industries, as well as significant public board experience, which gives her broad experience and thought leadership in corporate governance matters generally, including executive compensation and evolving best practices in sustainability and enterprise risk management.

Professional Experience

- Chief Executive Officer of Baja Corp, an independent venture capital firm focused on technology, renewable energy and life sciences industries, since 1994
- Chief Executive Officer and Chairman of the Board of Directors of Clear Standards, Inc., a provider of energy management solutions, February 2009 to August 2009, when Clear Standards was acquired by SAP AG, a business software company
- Chairman and Chief Executive Officer of NCI, Inc., a functional food/nutraceutical company, from 1991 through 1993
- Co-founded Ascend Communications, Inc. in 1989, member of its Board of Directors and Executive Vice President of sales, marketing, professional services and international operations prior to acquisition by Lucent Technologies
- Formerly an advisor to SAP SE, an advisor to British Telecom and a presidential-appointee to the Pension Benefit Guaranty Corporation advisory committee
- B.A. from the University of Massachusetts

Other Public Board Directorships

- Schneider Electric, SA since April 2011
- Cognizant Technology Solutions Corporation since April 2017
- Wynn Resorts Ltd. since April 2018

Previous (during the past 5 years):

- HD Supply, Inc. from September 2013 to April 2018
- Polycom, Inc. from 1999 to 2016
- Darden Restaurants, Inc. from October 2014 to September 2015
- Ciber, Inc. from July 2014 to October 2014
- Chico's FAS, Inc. from January 2004 to July 2013

Marc Holliday

Director Since: **December 2001** Age: **51** **Chief Executive Officer**



SL Green Board Service:

- Executive Committee

Mr. Holliday's extensive experience and skills in real estate and finance, as well as his role as Chief Executive Officer of the Company, provide him with valuable knowledge of and expertise in our business and industry. Furthermore, Mr. Holliday's presence on the Board facilitates communication between the Board and the Company's senior management.

Professional Experience

- Chief Executive Officer of the Company since January 2004
- Joined the Company as Chief Investment Officer July 1998; stepped down as President in April 2007 following promotion of Andrew Mathias, current President, to that position
- President and Chief Executive Officer of Gramercy, August 2004 to October 2008, when Mr. Holliday stepped down
- Managing Director and Head of Direct Originations for New York-based Capital Trust Inc., a mezzanine finance company, where he was in charge of originating direct principal investments for the firm, consisting of mezzanine debt, preferred equity and first mortgages
- Served in various management positions, including Senior Vice President at Capital Trust, Inc.'s predecessor, Victor Capital Group, L.P. 1991 to 1997
- Member of the Board of Directors of NYRA and Columbia University, and executive officer and member of the Board of the Real Estate Board of New York
- B.S. degree in Business and Finance from Lehigh University in 1988 and M.S. degree in Real Estate Development from Columbia University in 1990

Other Public Board Directorships

Previous (during the past 5 years):

- Gramercy from 2004 to September 2014

John S. Levy

Director Since: **1997** Age: **82** **Independent Director**



SL Green Board Service:

- Nominating and Corporate Governance Committee
- Compensation Committee

Mr. Levy's extensive skills, experience and sophistication in corporate governance, financial, compensation, legal and commercial matters, including his corporate finance expertise developed at Lehman Brothers, allow him to provide valuable insights into the Company's business and finances.

Professional Experience

- Retired from Lehman Brothers Inc. in 1995; from 1983 to 1995, served as Managing Director and Chief Administrative Officer of the Financial Services Division, Senior Executive Vice President and Co-Director of the International Division and Managing Partner of the Equity Securities Division at Lehman Brothers (or its predecessors)
- Associated with A.G. Becker Incorporated (or its predecessors) from 1960 to 1983, where Mr. Levy served as Managing Director of the Execution Services Division, Vice President-Manager of Institutional and Retail Sales, Manager of the Institutional Sales Division, Manager of the New York Retail Office and a Registered Representative
- B.A. degree from Dartmouth College.

Other Public Board Directorships

- None

Board Refreshment

Led by our Nominating and Corporate Governance Committee, the Board engages in ongoing director succession planning, including a focus on refreshing the Board and its Committees and enhancing the level of diversity. In April 2018, Stephen L. Green, our founder and long-time Chairman of the Board, announced that he will be stepping down as Chairman following his more than 20 years of distinguished service in this role and will transition into the role of Chairman Emeritus. We will appoint Marc Holliday, our Chief Executive Officer, to also serve as the Chairman of the Board upon the effectiveness of Mr. Green's transition in January 2019. Mr. Green intends to continue serving as Chairman Emeritus and as a director of the Company. We have also rotated Committee chairs, with Lauren Dillard replacing John Alschuler as chair of our Compensation Committee and Craig Hatkoff replacing John Levy as chair of our Nominating and Corporate

Governance Committee. Over the longer term, we have added three new independent directors since 2011, including two women – Betsy Atkins, who joined our Board in 2015, and Lauren Dillard, who joined our Board in 2016. For our commitment to board diversity, we were recognized as a 2020 Women on Boards Winning 'W' Company for 2017. Together with the addition of Craig Hatkoff in 2011, these additions reduced the average age and tenure of our independent directors by approximately nine years.

Thanks to the efforts of the Board, we believe that, taken as a whole, the Board has the desired mix of expertise, experience, reputation and diversity necessary for us to continue to deliver superior performance in a highly competitive marketplace, as well as the knowledge, ability and independence to continue to deliver the high standard of governance expected by our investors.



Diversity
Our Board represents diversity in its broader sense. This means diversity of knowledge, skills and education, as well as diversity of age, gender and outlook

33% of our independent Board members are women

Experience
Our Board members have broad experience serving on public boards in industries relevant to the company

78% of our Board have served on the Boards of other publicly traded companies

Leadership
Our Board members have strong corporate leadership backgrounds such as being a CEO, CFO or holding other Executive positions

89% of our Board have served as CEO or in senior leadership positions

Identification of Director Candidates

Our Nominating and Corporate Governance Committee assists the Board in identifying and reviewing director candidates to determine whether they qualify for membership on the Board and recommends director nominees to the Board to be considered for election at our annual meeting of stockholders. Our Nominating and Corporate Governance Committee adopted a written policy on the criteria and process of identifying and reviewing director candidates.

Each director candidate must have:

1. education and experience that provides knowledge of business, financial, governmental or legal matters that are relevant to the Company's business or to its status as a publicly owned company;

2. an unblemished reputation for integrity;

3. a reputation for exercising good business judgment; and

4. sufficient available time to be able to fulfill his or her responsibilities as a member of the Board and of any committees to which he or she may be appointed.

The Nominating and Corporate Governance Committee ensures that the potential nominee is not an employee or agent of and does not serve on the board of directors or similar managing body of any of our competitors and determines whether the potential nominee has an interest in any transactions to which we are a party.

Director Recruitment Process			
1 **Identify Potential Candidates**	**2** **In-Depth Committee Review**	**3** **Recommend Candidates to Full Board**	**4** **Review by Full Board**
Identified by: • Independent Directors • Executive Officers • Third Party Search Firms • Shareholders	• Consider experience, qualifications, and diversity • Meet with candidates and conduct interviews • Review independence and potential conflicts	• NCGC presents potential candidates to full Board for open discussion	• The full Board is responsible for approving potential candidates

NCGC Director Recruitment Process

In making recommendations to the Board, our Nominating and Corporate Governance Committee considers such factors as it deems appropriate, such as judgment, skill and diversity (including diversity of knowledge, skills, professional experience, education, expertise and representation in industries relevant to the Company), in light of the skills, qualifications and diversity of the other members of the Board. The factors considered may also include:

- ability to bring new perspectives and add to Board discussion and consideration
- experience with businesses and other organizations comparable to the Company (including experience managing public companies, marketing experience or experience determining compensation of officers of public companies)
- the interplay of the candidate's experience with the experience of other Board members
- the candidate's industry knowledge and experience,
- the ability of a nominee to devote sufficient time to the affairs of the Company
- any actual or potential conflicts of interest and whether the candidate meets the NYSE independence criteria
- the extent to which the candidate generally would be a desirable addition to the Board and any committees of the Board
- qualifications to serve on appropriate Board committees (including financial acumen)
- technological literacy
- strategic insight
- familiarity with desired markets or regions
- ability to make independent and analytical judgments
- ability to introduce the Company to business or other opportunities
- reputation in the corporate governance community
- risk management skills
- effective communication skills

Prior to a vote as to whether a potential nominee is recommended to the Board of Directors, each member of the Nominating and Corporate Governance Committee is provided access to such potential nominee. Such access includes an opportunity to interview such potential nominee in person or by telephone and to submit questions to such potential candidate. In addition, each potential nominee provides the Nominating and Corporate Governance Committee with a written detailed biography and other requested information.

Our Nominating and Corporate Governance Committee solicits and considers suggestions of our directors or management regarding possible nominees. Our Nominating and Corporate Governance Committee also may procure the services of outside sources or third parties to assist in the identification of director candidates.

Role of Third Party Advisors in Director Recruitment Process

In connection with the identification and review of director candidates and related matters, FTI Consulting, Inc., or FTI Consulting, provides services to us that include actively working with the Chairman of the Board, the Lead Independent Director and our Chief Executive Officer in reviewing governance issues, specific board member roles and responsibilities and committee assignments. FTI Consulting also assists us in the initial search, screening, interviewing and vetting of potential new directors and worked closely with our Nominating and Corporate Governance Committee in connection with the recent additions of Craig Hatkoff in 2011, Betsy Atkins in 2015 and Lauren Dillard in 2016 (who was initially recommended for consideration by our Chief Executive Officer and has been nominated for re-election at the annual meeting).

Stockholder Recommendations of Director Candidates

Our Nominating and Corporate Governance Committee may consider director candidates recommended by our stockholders. Our Nominating and Corporate Governance Committee will apply the same standards in considering candidates submitted by stockholders as it does in evaluating all other candidates. Any recommendations by stockholders are to follow the procedures outlined under "Other Information—Other Matters—Stockholder Proposals and Nominations" in this proxy statement and should provide the reasons supporting a candidate's recommendation, the candidate's qualifications and the candidate's written consent to being considered as a director nominee.

Board Structure and Independence

Board Structure

The Board currently consists of nine members. At the annual meeting of stockholders in 2017, stockholders approved a proposal to declassify our board. Accordingly, our board classes are being phased out, and directors elected at the annual meeting of stockholders in 2018 will serve for one-year terms and until their successors are duly elected and qualify. Our Board of Directors will be fully declassified by our 2020 annual meeting.

Board Leadership Structure; Lead Independent Director

As noted above, the Board currently is comprised of six independent and three employee directors. Mr. Green has served as Chairman of the Board since 1997 and serves as an executive officer. The Board has appointed Mr. Alschuler, one of the independent directors, as Lead Independent Director to facilitate the role of the independent directors. We believe that the number of independent, experienced directors that make up the Board, along with the independent oversight of our Lead Independent Director, benefits the Company and its stockholders.

We recognize that different board leadership structures may be appropriate for companies in different situations, and that no one structure is suitable for all companies. Our current Board leadership structure has been effective for us for many years, as it has demonstrated to our employees and other stakeholders that the Company is under strong leadership, coordinated closely between a separate Chief Executive Officer and Chairman. In April 2018, Mr. Green announced he will be stepping down as Chairman of the Board and transitioning into the role of Chairman Emeritus, and we will appoint Mr. Holliday to succeed Mr. Green as Chairman in January 2019 in addition to serving as our Chief Executive Officer. The Board believes that the Company and our stockholders will be well served by having Mr. Holliday serve as Chairman and Chief Executive Officer. With over 14 years of experience leading the Company, Mr. Holliday is uniquely qualified to serve as our Chairman and Chief Executive Officer. In addition, the Board believes that Mr. Holliday's combined role as Chairman and Chief Executive Officer will continue to promote unified leadership and direction for the Board and executive management.

Role of the Lead Independent Director

In addition to presiding at executive sessions of independent directors, the Lead Independent Director has the responsibility to:

1. consult with the Chief Executive Officer as to an appropriate schedule and agenda for each Board meeting, seeking to ensure that the independent directors can perform their duties effectively and responsibly;

2. ensure that the independent directors have adequate resources, especially by way of full, timely and relevant information to support their decision making;

3. advise the Chief Executive Officer as to the quality, quantity and timeliness of the information submitted by the Company's management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties;

4. recommend to the Board and the Board Committees the retention of advisers and consultants who report directly to the Board;

5. ensure that independent directors have adequate opportunities to meet and discuss issues in sessions of the independent directors without management present and, as appropriate, call meetings of the Independent Directors;

6. serve as Chairman of the sessions of the independent directors;

7. serve as principal liaison between the independent directors and the Chief Executive Officer of the Company and between the independent directors and senior management;

8. communicate to management, as appropriate, the results of private discussions among independent directors;

9. chair the meetings of the Board when the Chairman is not present;

10. with respect to questions and comments directed to the Lead Independent Director or to the independent directors as a group, determine the appropriate means of response, with such consultation with the Chief Executive Officer and other directors as the Lead Independent Director may deem appropriate; and

11. perform such other duties as the Board from time to time may delegate.

Board and Committee Self-Evaluations

The Board believes that good governance can only be achieved through rigorous self-evaluation. Each year, our Nominating and Corporate Governance Committee establishes formal self-assessment procedures that are consistent with our Governance Principles, NYSE listing requirements and best practices identified during prior self-evaluations. The Board also engages with stockholders and third party advisers throughout the year to discuss corporate governance practices, and to ensure that the Board and its committees follow practices that are optimal for the Company and its stockholders while also delivering superior total return. The Board then conducts its annual evaluation to determine whether it and its committees function effectively, with independent directors meeting separately with outside counsel. The discussions with stockholders, as well as the evaluations, are the basis for the Board's annual review of possible changes to the Company's corporate governance practices.

Board Evaluation Process

1 Initiate Process	**2** Conduct Evaluation	**3** Implement Conclusions
NCGC establishes Board and committee self-evaluation process, including incorporation of process improvements from previous review cycle	Directors meet to formally discuss the functioning of the Board and any committees on which they serve to identify areas for improvement	The Board and each committee implement proposed governance improvements with assistance of management and third party advisors, as needed

Director Independence

Our Governance Principles provide that a majority of our directors serving on the Board must be independent as required by the listing standards of the NYSE and the applicable rules promulgated by the SEC. In addition, the Board adopted director independence standards that assist the Board in making its determinations with respect to the independence of directors. The Board has reviewed all relevant facts and circumstances and considered all applicable relationships of which the Board had knowledge, between or among the directors and the Company or our management (some of such relationships are described in the section of this proxy statement entitled "Certain Relationships and Related Party Transactions"). Based upon this review, the Board has determined that each of the following directors and director nominees has no direct or indirect material relationship with us and is independent under the listing standards of the NYSE, the applicable rules promulgated by the SEC and our director independence standards: Mses. Betsy Atkins and Lauren B. Dillard and Messrs. Edwin T. Burton, III, John H. Alschuler, John S. Levy and Craig M. Hatkoff. The Board has determined that Messrs. Stephen L. Green, Marc Holliday and Andrew W. Mathias, our three other directors, are not independent because they are also executive officers of the Company.

Executive Sessions of Non-Management Directors

Our Governance Principles require the non-management directors serving on the Board to meet in an executive session at least annually without the presence of any directors or other persons who are part of our management. In accordance with such requirement, the independent directors, who currently comprise all of the non-management directors, meet in executive sessions from time to time on such a basis. The executive sessions are regularly chaired by our Lead Independent Director.

Communications with the Board

We have a process by which stockholders and/or other parties may communicate with the Board, individual directors (including the independent directors) or independent directors as a group. Any such communications may be sent to the Board or any named individual director (including the independent directors), by U.S. mail or overnight delivery and should be directed to Andrew S. Levine, Secretary, at SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881. Mr. Levine forwards all such communications to the intended recipient or recipients. Any such communications may be made anonymously.

Director Attendance

The Board held four meetings and all directors attended 75% or more of the board of directors meetings and meetings of the committees on which they served during the periods they served during fiscal year 2017.

We encourage each member of the Board to attend each annual meeting of stockholders. Three of our directors attended the annual meeting of stockholders held on June 1, 2017.

Board Committees

The Board has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee. The current charters for each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on our corporate website at www.slgreen.com under the "Investors—Corporate Governance" section. Further, we will provide a copy of these charters without charge to each stockholder upon written request. Requests for copies should be addressed to Andrew S. Levine, Secretary, at SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881. From time to time, the Board also may create additional committees for such purposes as the Board may determine.

Audit Committee

Our Audit Committee consists of Edwin Thomas Burton, III (Chair), Betsy S. Atkins, Lauren B. Dillard and Craig M. Hatkoff, each of whom is "independent" within the meaning of the rules of the NYSE and the SEC and each of whom meets the financial literacy standard required by the rules of the NYSE. Our Audit Committee's primary purpose is to select and appoint our independent registered public accounting firm and to assist the Board in its oversight of the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualifications and independence of the registered public accounting firm employed by the Company for the audit of the Company's financial statements; the performance of the people responsible for the Company's internal audit function; and the performance of the Company's independent registered public accounting firm. Our Audit Committee also prepares the report that the rules of the SEC require be included in this proxy statement and provides an open avenue of communication among the Company's independent registered public accounting firm, its internal auditors, its management and the Board. Our management is responsible for the preparation, presentation and integrity of our financial statements and for the effectiveness of internal control over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. Our independent registered public accounting firm is responsible for planning and carrying out a proper audit of our annual financial statements prior to the filing of our Annual Report on Form 10-K, reviewing our quarterly financial statements prior to the filing of each Quarterly Report on Form 10-Q and annually auditing the effectiveness of our internal control over financial reporting and other procedures. Our Audit Committee held 12 meetings during fiscal year 2017. Additional information regarding the functions performed by our Audit Committee is set forth in the "Audit Committee Report" included in this annual proxy statement.

Audit Committee Financial Expert

The Board determined that Edwin T. Burton, III qualifies as an "audit committee financial expert," as defined in Item 401(h) of SEC Regulation S-K.

Compensation Committee

Our Compensation Committee consists of Lauren B. Dillard (Chair), John H. Alschuler, Edwin Thomas Burton, III and John S. Levy, each of whom is "independent" within the meaning of the rules of the NYSE. Our Compensation Committee's primary purposes are to determine how the Company's Chief Executive Officer should be compensated; to administer the Company's employee benefit plans and executive compensation programs; to determine compensation of our executive officers other than our Chief Executive Officer; and to produce the report on executive compensation that is required to be included in this proxy statement. With respect to the compensation of our executive officers, our Compensation Committee solicits recommendations from our Chief Executive Officer regarding total compensation for all executive officers other than the Chief Executive Officer and reviews his recommendations in terms of total compensation and the allocation of such compensation among base salary, annual bonus amounts and other long-term incentive compensation as well as the allocation of such items between cash and equity compensation. Our Compensation Committee retained Gressle & McGinley LLC as its independent outside compensation consulting firm and engaged Gressle & McGinley LLC to provide our Compensation Committee with relevant data concerning the marketplace, our peer group and its own independent analysis and recommendations concerning executive compensation. Gressle & McGinley LLC regularly participates in Compensation Committee meetings. See "Executive Compensation—Compensation Discussion and Analysis." Our Compensation Committee held one meeting during fiscal year 2017.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Craig M. Hatkoff (Chair), John H. Alschuler, Betsy Atkins and John S. Levy, each of whom is "independent" within the meaning of the rules of the NYSE. Our Nominating and Corporate Governance Committee's primary purposes are to identify individuals qualified to fill vacancies or newly-created positions on the Board; to recommend to the Board the persons it should nominate for election as directors at annual meetings of the Company's stockholders; to recommend directors to serve on all committees of the Board; and to develop and recommend to the Board governance principles applicable to the Company. Our Nominating and Corporate Governance Committee held one meeting during fiscal year 2017.

Executive Committee

Subject to the supervision and oversight of the Board, our Executive Committee, which consists of Stephen L. Green (Chair), Marc Holliday and John H. Alschuler, is responsible for, among other things, the approval of our acquisition, disposition and financing of investments; the authorization of the execution of certain contracts and agreements, including those relating to our borrowing of money; and the exercise, in general, of all other powers of the Board, except for such powers that require action by all directors or the independent directors under our articles of incorporation or bylaws or under applicable law. Our Executive Committee did not hold any meetings and did not take any actions by written consent during fiscal year 2017, as all matters within its authority were approved by the Board.

Corporate Governance

Board Oversight of Strategy

One of the most important functions of the Board relates to its role in formulating and overseeing the execution of our business strategy. The Board actively participates with management in the formulation and refinement of our business strategy to help ensure that our strategic goals are thoughtfully constructed and well-articulated. To facilitate this process, the Board periodically meets with our management and external advisors in full day or multi-day retreats focused on long-term strategic planning. Additionally, on a more frequent basis, the Board receives updates from management regarding internal progress toward strategic goals and changes in market conditions and external strategic opportunities and challenges, which the Board uses to assist our management in refining its business strategy and reacting to particular opportunities

or challenges that arise. While management is charged with executing strategy on a daily basis, the Board monitors and evaluates performance through these regular updates and by actively engaging in dialogues with our senior management team. Aspects of our business strategy are discussed at every meeting, and key elements of our strategy are embedded in the work performed by the committees of the Board. In addition to financial and operational performance, non-financial measures, including sustainability, social and governance goals, are discussed by the Board. The Board believes that, through these ongoing efforts, they are able to focus on our performance over the short, intermediate and long term to secure the continuing health and success of the business for our stockholders.

Stockholder Outreach

The Board and our Lead Independent Director believe that engaging in stockholder outreach is an essential element of strong corporate governance. We strive for a collaborative approach to issues of importance to investors and continually seek to better understand the views of our investors on key topics affecting our business. In 2017 and 2018, our Lead Independent Director, the chairman of our Compensation Committee and members of our senior management team contacted many of our largest institutional investors, representing ownership of approximately 66% of our outstanding common stock. We held meetings, conducted calls and otherwise engaged

with all of these investors who were interested in doing so, which ultimately included stockholders accounting for 58% of our shares outstanding. We then shared the feedback received during our outreach process with the Board and its committees to make meaningful changes to our corporate governance practices and launch new initiatives. As a result of our stockholder engagement efforts and our commitment to corporate governance, over the last few years we have undertaken the declassification of our Board, adopted a proxy access bylaw and implemented a majority voting standard for director election, as discussed in more detail below.

Declassified Board

We proposed to declassify our Board of Directors, which proposal was approved at our 2017 annual meeting of stockholders. We are phasing out board classes so that beginning with our 2018 annual meeting of stockholders,

directors whose terms are expiring will be elected for one-year terms. By our 2020 annual meeting, our Board of Directors will be fully declassified.

Proxy Access

In March 2016, we adopted a proxy access bylaw, enabling our stockholders to include their own director nominees in our proxy materials along with candidates nominated by the Board, so long as stockholder-nominees meet

certain requirements, as set forth in our bylaws. For more information on our proxy access bylaw, see the section entitled "Other Information— Other Matters—Stockholder Proposals and Nominations."

Majority Voting Standard and Director Resignation Policy

In March 2016, the Board implemented a majority voting standard for director elections. In an uncontested election (as is the case for this annual meeting), our bylaws provide that a majority of all the votes cast with respect to a nominee's election is required for such nominee to be

elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee, with abstentions and broker non-votes not counted as a vote cast either "for" or "against" a nominee. With respect to a contested election, a plurality of all of the votes cast is sufficient for the election of directors. For this purpose, a contested election is deemed to occur at any meeting of stockholders for which the Secretary determines that the number of nominees or proposed nominees exceeds the number of directors to be elected at such meeting as of the seventh day preceding the date the Company files its definitive proxy statement for such meeting with the Securities and Exchange Commission (regardless of whether or not thereafter revised or supplemented).

If a nominee who currently is serving as a director receives a greater number of votes "against" his or her election than votes "for" such election in an uncontested election, Maryland law provides that the director would continue to serve on the Board as a "holdover director." However, under our Governance Principles, any nominee for election as a director in an uncontested election who receives a greater number of votes "against" his or her election than votes "for" such election must, within ten business days following the certification of the stockholder vote, tender

his or her written resignation to the Chairman of the Board for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will consider the resignation and, within 60 days following the date of the stockholders' meeting at which the election occurred, will make a recommendation to the Board concerning the acceptance or rejection of the resignation.

The Board will then take formal action on the recommendation no later than 90 days following the date of the stockholders' meeting at which the election occurred. In considering the recommendation, the Board will consider the information, factors and alternatives considered by the Nominating and Corporate Governance Committee and such additional factors, information and alternatives as the Board deems relevant. We will publicly disclose, in a Form 8-K filed with the SEC, the Board's decision within four business days after the decision is made. The Board also will provide, if applicable, the Board's reason or reasons for rejecting the tendered resignation.

Sustainability

With executive-level participation on SL Green's Sustainability Team and Board oversight of the program, environmental responsibility has top-down support and is a company-wide priority. Structured around the three key areas of efficiency, tenant experience and industry leadership, our sustainability program integrates market-leading initiatives to address energy usage, natural resource consumption, air quality, recycling, transportation and education. As New York City's largest landlord, we take responsibility for implementing best practices, operating at the highest efficiency standards and strengthening our city's resiliency.

Our commitment toward efficiency is evidenced by the implementation of efficiency investments of $60 million and targeted sustainability programs across 100% of our New York City properties. By implementing cutting edge technologies and modernizing obsolete building systems, we continue to optimize building performance, reduce maintenance costs and provide tenants with a Class A experience. We have installed more than 35,000 LED bulbs, monitor energy consumption through a real-time energy platform and track our portfolio's sustainability performance through a web based environmental management system. Currently, we are exploring the deployment of cogeneration, photovoltaic "solar" panels, fuel cells and steam reduction technologies to deploy resilient energy sources.

Collaborative opportunities with tenants are integral to our sustainability strategy. Our mission to creating a greener footprint begins with the 10-year participation in the New York City Carbon Challenge, where we work with tenants to realize a 30 percent reduction in greenhouse gas emissions. We have partnered with Viacom at 1515 Broadway, Bloomberg at 919 Third Avenue and Sony at 11 Madison Avenue to make joint investments towards energy efficiency.

Our industry leadership has been widely recognized. During 2015, 2016, 2017 and 2018, we were recognized by the United States Environmental Protection Agency as an ENERGY STAR Partner for our efforts to strategically manage and improve energy performance across our Manhattan and suburban portfolios. In addition to releasing a GRI report for the past 4 consecutive years, in 2017 and 2018 we have been awarded "REIT of the Year – Sustainability" by Real Estate & Investment Finance and received an "A" Rating for ESG performance on the Global Real Estate Sustainability Benchmark's (GRESB) Public Disclosure Report.



The industry recognition garnered for our market-leading program is a testament to the sustainability commitment embodied by management and our Board.

REIT of the Year – Sustainability (2017 and 2018) – Real Estate & Investment Finance

2017 Sustainability Award – Business Intelligence Group

Earth Award: 1515 Broadway – Building Owners and Managers Association (BOMA)

"A" Rating for ESG Performance – Global Real Estate Sustainability Benchmark's (GRESB) Public Disclosure Report (2017)

ENERGY STAR Partner (2015-2018) – United States Environmental Protection Agency

Sustainability Report (2013-2017) – GRI Adherence

Our sustainability strategy, achievements and reports are available on our website at http://www.slgreen.com/sustainability.

Risk Oversight

The Board is responsible for overseeing the Company's risk management process. The Board focuses on the Company's general risk management strategy and the most significant risks facing the Company, and ensures that appropriate risk mitigation strategies are implemented by management. The Board also is apprised of particular risk management matters in connection with its general oversight and approval of corporate matters. In particular, the Board focuses on overseeing risks relating to the structure and amount of our debt, including overall aggregate principal balance, variable rate versus fixed rate debt, maturity schedules and balance of secured and unsecured debt.

The Board delegated to the Audit Committee oversight of the Company's risk management process. Among its duties, the Audit Committee reviews with management (a) the Company policies with respect to risk assessment and management of risks that may be material to the Company, (b) the Company's system of disclosure controls and system of internal controls over financial reporting and (c) the Company's compliance with legal and regulatory requirements. The Audit Committee also is responsible for reviewing major legislative and regulatory developments that could have a material impact on the Company's

contingent liabilities and risks. Our other Board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

In addition, our Compensation Committee considers the risks to the Company's stockholders and to the achievement of our goals that may be inherent in the Company's executive compensation program.

The Company's management is responsible for day-to-day risk management, including the primary monitoring and testing function for company-wide policies and procedures, and management of the day-to-day oversight of the risk management strategy for the ongoing business of the Company. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that the Board leadership structure supports this approach.

Governance Principles

The Board adopted Governance Principles that address significant issues of corporate governance and set forth procedures by which the Board carries out its responsibilities. Among the areas addressed by the Governance Principles are director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, annual performance evaluation of the Board and management responsibilities. Our Nominating and

Corporate Governance Committee is responsible for, among other things, assessing and periodically reviewing the adequacy of the Governance Principles and will recommend, as appropriate, proposed changes to the Board. Although there is no one-size-fits all approach to corporate governance, we believe that our Governance Principles are aligned with the expectations of our stockholders, including the Investor Stewardship Group (ISG) and the ISG Corporate Governance Principles.

Code of Ethics

The Board adopted a Code of Ethics that applies to our directors, executive officers and employees. The Code of Ethics is designed to assist our directors, executive officers and employees in complying with the law and in resolving moral and ethical issues that may arise and in complying with our policies and procedures. Among the areas addressed by the Code of Ethics are compliance with applicable laws, conflicts of interest, use and protection of the Company's assets, confidentiality, communications with the public, accounting matters, records retention, fair dealing, discrimination, harassment and health and safety. We intend to disclose on our corporate website any amendment to, or waiver of, any provisions of this Code applicable to our directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or the NYSE.

Whistleblowing and Whistleblower Protection Policy

Our Audit Committee established procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. If you wish to contact our Audit Committee to report complaints or concerns relating to the financial reporting of the Company, you may do so in writing to the Chair of our Audit Committee, c/o Andrew S. Levine, Secretary, SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881. Any such communications may be made anonymously.

Director Compensation

Directors of the Company who are also employees receive no additional compensation for their services as directors. The following table sets forth information regarding the compensation paid to our non-employee directors during the fiscal year ended December 31, 2017.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Total ($)
Edwin T. Burton, III	$ 104,000	$ 300,000	—	$ 404,000
John H. Alschuler	$ 179,000	$ 300,000	—	$ 479,000
John S. Levy	$ 70,500	$ 300,000	—	$ 370,500
Craig M. Hatkoff	$ 77,500	$ 300,000	—	$ 377,500
Betsy Atkins	$ 62,500	$ 300,000	—	$ 362,500
Lauren B. Dillard	$ 74,500	$ 300,000	—	$ 374,500

(1)   Mr. Levy and Ms. Dillard deferred all of their 2017 cash compensation and Mr. Alschuler deferred $67,500 of his 2017 cash compensation pursuant to our Non-Employee Directors' Deferral Program. Mr. Burton elected to receive all of his 2017 cash compensation and Mr. Hatkoff elected to receive $25,000 of his 2017 cash compensation in the form of shares of our common stock. Accordingly, our non-employee directors received the following shares of our common stock or phantom stock units with respect to the portion of their 2017 cash compensation that they elected to defer or receive in stock, as applicable: Mr. Burton received 986 shares, Mr. Alschuler received 636 units, Ms. Dillard received 707 units, Mr. Levy received 667 units and Mr. Hatkoff received 236 shares.

(2)   Amounts shown reflect the full grant date fair value on the date of grant of shares of our common stock or phantom stock units granted to the directors in 2017, excluding shares of our common stock and phantom stock units credited in lieu of annual fees and meeting fees.

(3)   There were no stock options granted to members of the Board in 2017. At December 31, 2017, the aggregate number of option awards held by our non-employee directors was as follows: Mr. Alschuler—14,500; and Mr. Levy—26,500.

Only non-employee Directors are compensated for service on the Board. During the fiscal year ended December 31, 2017, the fees for non-employee Directors were:

Annual cash retainers		
Cash retainer	$	50,000
Additional cash retainer if serving as the Lead Independent Director	$	85,000
Additional cash retainer if serving as a chair of the Audit Committee	$	25,000
Additional cash retainer if serving as a chair of the Compensation Committee	$	7,500
Additional cash retainer if serving as a chair of the Corporate Governance Committee	$	5,000
Meeting fees		
For each meeting of the Board or a committee of the Board	$	1,500
For each special meeting of the Audit Committee held independently of Board meetings	$	4,000
Stock grant		
Valued at the grant date with shares fully vested on such grant date.	$	300,000

The annual fees and meeting fees generally are payable quarterly in cash. Each director may elect to receive some or all of these fees in stock and, as noted below, may elect to defer some or all of these fees.

Under our Non-Employee Directors' Deferral Program, our non-employee directors were entitled to elect to defer up to 100% of their annual fees, meeting fees and annual stock grant. At each director's election, cash fees deferred under the program could be credited in the form of either phantom stock units, account credits that accrue earnings or losses based on the 30-day LIBOR rate at the beginning of each month plus 2% (or based on such other rate or the performance of such investments as may be determined in advance by the Board) or measurement fund credits that track the performance of one or more open-ended mutual funds selected by the director. Stock grants deferred under the program are credited in the form of phantom stock units. Subject to limitations contained in the program, on a fixed date each quarter, a director may convert phantom stock units into account credits or measurement fund credits or vice versa or change the mutual funds that some or all of the director's measurement fund credits track. All cash fees credited as, and conversions of or into, phantom stock units or measurement fund credits are based on the fair market value of our common stock or the applicable mutual fund on the date the cash fees otherwise would have been paid or the date of the conversion, as applicable. Unless otherwise elected by a director, a director's phantom stock units, account credits and measurement fund credits are payable on the earlier of the January 1st coincident with or next following the director's termination of service from the Board, or a change in control of the Company, as defined by the program. Phantom stock units are payable in an equal number of shares of our common stock; provided that we may elect to instead settle a director's phantom stock units by paying the director cash in an amount equal to the value of such shares of common stock. Account credits and measurement fund credits are payable in cash. Under the program, each director is entitled to receive dividend equivalents that are paid currently on the director's phantom stock units, unless the director elected to defer payment of such dividend equivalents and have them concurrently reinvested into additional phantom stock units.

For the fiscal year ending 2017, we increased the annual cash retainer for serving as chair of our Audit Committee from $10,000 to $25,000, but otherwise retained the same director compensation arrangements that were in place for 2016.

Going forward, we will reduce the value of the annual stock grant from $300,000 to $250,000 and reduce the cash retainer paid for serving as our Lead Independent Director from $85,000 to $70,000.

Executive Officers

The following sets forth biographical information regarding our executive officers who are not also directors.

Matthew J. DiLiberto



Age: 43

Executive Officer Since: January 2015

Chief Financial Officer

Matthew J. DiLiberto joined the Company in September 2004 and currently serves as the Company's Chief Financial Officer overseeing the finance, accounting, tax, investor relations and corporate capital markets functions of the organization. Mr. DiLiberto previously served as the Company's Chief Accounting Officer & Treasurer from 2007 to 2014. From June 2000 to September 2004, Mr. DiLiberto was with Roseland, New Jersey-based Chelsea Property Group, now a division of Simon Property Group, a REIT focused on the development and ownership of premium outlet centers, where he was a Controller and Director of Information Management. From August 1998 to June 2000, Mr. DiLiberto worked at New York-based Vornado Realty Trust, a diversified REIT with ownership interests in office, retail, and other property types, where he worked as a Senior Financial Analyst focusing on accounting and controls as well as the preparation of high level management reports and SEC filings. Prior to joining Vornado Realty Trust, Mr. DiLiberto worked as a Business Assurance Associate at Coopers and Lybrand, LLP (now PricewaterhouseCoopers LLP). Mr. DiLiberto currently serves on the National Association of Real Estate Investment Trust's Best Financial Practices Council and is a member of the Board of Directors of the FDNY Foundation. Mr. DiLiberto received a B.S. degree in Accounting from The University of Scranton.

Andrew S. Levine



Age: 59

Executive Officer Since: April 2007

Chief Legal Officer

Andrew S. Levine has served as our Chief Legal Officer since April 2007 and as our General Counsel, Executive Vice President and Secretary since November 2000. Prior to joining the Company, Mr. Levine was a partner in the REIT and Real Estate Transactions and Business groups at the law firm of Pryor, Cashman, Sherman & Flynn, LLP. Prior to joining Pryor, Cashman, Sherman & Flynn, LLP, Mr. Levine was a partner at the law firm of Dreyer & Traub. Mr. Levine received a B.A. degree from the University of Vermont and a J.D. degree from Rutgers School of Law, where Mr. Levine was an Editor of the Law Review. He currently serves as a member of the Advisory Board of Rutgers Center for Corporate Law and Governance.

EXECUTIVE COMPENSATION

Proposal 2: Advisory Vote on the Compensation of our Named Executive Officers

Section 14A(a)(1) of the Exchange Act generally requires each public company to include in its proxy statement a separate resolution subject to a non-binding stockholder vote to approve the compensation of the company's named executive officers, as disclosed in its proxy statement pursuant to Item 402 of Regulation S-K, not less frequently than once every three years. This is commonly known as, and is referred to herein as, a "say-on-pay" proposal or resolution.

At our 2017 annual stockholder meeting, our stockholders advised on a non-binding basis, by an affirmative vote of a majority of all votes cast, that the Company should hold non-binding advisory votes on executive compensation on an annual basis. On June 1, 2017, the Board determined that it will include future advisory votes on the compensation of our named executive officers in the Company's annual meeting proxy materials every year until the next advisory vote on the frequency of stockholder votes on executive compensation, which will occur no later than the Company's annual meeting of stockholders in 2023.

Accordingly, pursuant to Section 14A(a)(1) of the Exchange Act, the Company is providing stockholders with the opportunity to approve the following non-binding, advisory resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

> **The Board unanimously recommends a vote "FOR" the above resolution regarding the compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables in this Proxy Statement.**

The affirmative vote of a majority of all the votes cast with respect to this proposal will be required to approve this proposal.

The results of this advisory vote are not binding on the Compensation Committee, the Company or the Board. Nevertheless, we value input from our stockholders and will consider carefully the results of this vote when making future decisions concerning executive compensation.

Compensation Committee Report

The Compensation Committee of the Board of Directors of SL Green Realty Corp. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, our Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2017.

Submitted by our Compensation Committee
Lauren B. Dillard (Chair)
John H. Alschuler
Edwin Thomas Burton, III
John S. Levy

Compensation Discussion and Analysis

This section of our proxy statement discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative and quantitative information regarding the manner and context in which compensation is awarded to, and earned by, our named executive officers and places in perspective the data presented in the tables and narrative that follow.

Throughout this proxy statement, the individuals who served as our Chief Executive Officer and Chief Financial Officer during our 2017 fiscal year, as well as the other individuals included in the "Summary Compensation Table" are referred to as the "named executive officers" or our "executives."

Executive Summary

Business Overview

Our Mission	We are a fully integrated REIT focused on maximizing total return to stockholders through strategically acquiring, redeveloping, repositioning and managing commercial properties, located primarily in Manhattan, in order to generate cash flow and create value.

Who We Are	$1.8 Billion in Combined Revenues	#1 Owner of Office Property in Manhattan	53.7 Million Total Square Feet	$20.4 Billion Enterprise Value

We are differentiated from our peers and competitors in three key ways described below:

Active and Engaged Business Strategy

- In any given year, we execute more transactions than many of our competitors do over a much longer, multi-year period

- SLG does not subscribe to a traditional "buy and hold" strategy and is a very active transaction-oriented company

- Accordingly, we frequently capitalize on opportunities in the market, maximizing returns

Operations on Multiple Platforms

- Buy and sell properties independently and collaborate with other organizations through joint ventures when advantageous

- Invest in redeveloping existing assets and develop projects from the ground up (e.g. One Vanderbilt)

- Provide financing for other real estate investors through our debt and preferred equity platform – a unique service that we offer at a scale unmatched by our peers, which provides us a diversified source of revenue and market intelligence

NYC-Focused Business Model

- Singularly focused on New York City real estate – one of the most resilient markets through business cycles, but also one of the most complex

- Presence and operations in this complex market necessitate a top level of talent in our executive ranks

- Our leadership team manages our cost base, allowing us to be very efficient, with an employee base much smaller than other fully-integrated "gateway city" real estate companies that transact far less business than SLG

Long-Term Stockholder Value Creation

We have demonstrated strong operational and financial performance since our IPO and have created tremendous value for our stockholders over the long-term as we've positioned the Company for sustainable success.



Normalized FFO Per Share[1] — 25% Increase: 2013 $5.16, 2014 $5.85, 2015 $6.38, 2016 $7.08, 2017 $6.45

2017 Strategic, Financial and Operational Achievements

- $1.6B of Strategic Asset Sales Generated $1.1B of Net Proceeds That Were Committed to Opportunistic Stock Repurchases

- Leased Approximately 1.5 Million Square Feet of Office Space in Manhattan at an 11.3% Mark-to-Market

- Acquired Fully Leased and Income Producing Worldwide Plaza at Attractive Pricing Relative to Market

- Lease up of 1515 Broadway Retail Vacancy at 29.4% Mark-to-Market

(1) Refer to Appendix A to this proxy statement for a reconciliation of Normalized FFO.

Our total returns to stockholders since our IPO – over several cycles – demonstrates the enduring strength of our company and the talent of our executive team.



SLG TSR % vs. MSCI U.S. REIT Index Total Return(2)

SLG 887.5%
MSCI U.S. REIT Index 508.1%

(2) Source: Bloomberg; August 14, 1997 – December 29, 2017.

2017 Say-on-Pay Outcome, Shareholder Engagement and Responsiveness

Our Compensation Committee continually evaluates our executive compensation programs to determine their effectiveness in linking pay to performance and the shareholder experience. We were disappointed that our 2017 advisory vote on executive compensation received support from only 43% of stockholders. In response, the Committee and our management team initiated a robust stockholder engagement program to solicit stockholder perspectives on our executive compensation programs.

As part of this engagement program, we contacted stockholders accounting for 66% of our shares outstanding and engaged with stockholders accounting for 58% of such shares. All of these discussions were led by the chair of our Compensation Committee, or the Committee, and by the Lead Independent Director. Several shareholders declined our invitation to meet, indicating to us that they were satisfied with our current compensation and corporate governance practices and that a meeting was not necessary at that time.

The feedback we received in these meetings was shared with the Committee and the entire Board, as applicable. The Committee carefully considered this feedback and implemented changes to our executive compensation program that are responsive to the views that we heard.

The table below details stockholders' feedback we received during our engagements with them and the actions the Committee took to address investors' perspectives on our executive compensation program. The Committee is confident that these changes – including the materially re-designed compensation for our CEO as governed by his employment agreement – reflect our Board's ongoing commitment to shareholder engagement and responsiveness. With these changes, the Committee has significantly simplified the structure of our compensation program, by reducing the overall components of compensation from seven to four and enhanced the transparency of our compensation program so that stockholders can better recognize how they link pay with performance.

Stockholder Feedback – *What We Heard*	Committee's Response – *What We Did*
Overall Compensation	
• Compensation program is overly complicated and contains too many elements	• Under new CEO contract, the number of elements of compensation has been reduced from seven to four: the CEO will receive base salary, a 100% formulaic annual incentive, time-based equity grants, and simplified performance-based equity grants
Fixed Compensation	
• Base salary and deferred compensation provide two overlapping "fixed pay" vehicles for CEO	• Under new CEO contract, deferred compensation will be eliminated from compensation package • Reduced CEO's base salary to $1.25 million from $1.35 million, effective January 18, 2018
Annual Incentive Compensation	
• Align performance incentives with metrics that are focus areas for management and are in their direct control	• Eliminated TSR as a metric in the annual bonus program • Added G&A expense as metric • Increased weighting of dividend growth metric
• Process for determining annual equity bonus is not clear	• Under new CEO contract, eliminating discretionary equity bonuses
Long-Term Incentive Compensation	
• Eliminate multiple performance retesting opportunities for performance-based LTIP units	• Under new CEO contract, we will provide only one opportunity for performance-based LTIP units to be earned, at the conclusion of the 3-year performance period
• Performance period for performance-based awards should be longer than one year	• Under new CEO contract, one-half of performance-based LTIP units will be earned based on performance against annual operating goals, but will be subject to modifier based on absolute TSR measured over three-year performance period • One-half of performance-based LTIP units will be earned based on relative TSR over three-year performance period
• CEO contract guarantees annual equity grant amounts on a multi-year basis	• Under new CEO contract, target amounts for a time-based and a performance-based equity grant are provided for, without any contractual guarantees
Other	
• Reduce compensation for Executive Chairman	• Reduced total compensation awarded to Stephen L. Green for three consecutive years to reflect his role and responsibilities as Executive Chairman • Mr. Green will step down as Executive Chairman and assume the role of Chairman Emeritus in January 2019, and will no longer be an employee of the Company
• Director compensation is high relative to peers	• Compensation for all non-employee directors will be reduced by approximately $50,000

Expected Components of Compensation for CEO – Effective in 2019

Beginning in January 2019 – when our CEO's new employment agreement becomes effective – his compensation will be simplified with enhanced transparency and improved long-term orientation, per the changes described above.

	Pay Element	Key Changes / Characteristics
Fixed	Base Salary	• Only fixed component of compensation awarded to our CEO
Annual Incentives	Annual Cash Bonus	• 100% formulaic based on specific performance criteria and weightings that link to our strategy; criteria and weightings were revised in 2018
Long-Term Incentives	Performance-Based LTIP Units (62.5% of Total)	• 50% to be based on performance against annual operating goals (e.g., Manhattan same store occupancy, debt to EBITDA and/or FAD) determined by the Committee, subject to modifier measured on absolute TSR over three-year performance period • 50% to be based on relative TSR over three-year performance period
	Time-Based Equity Award (37.5% of Total)	• Annual target amount to be disclosed in connection with new contract • Adjustments to target amount to be determined by the Committee, based on the short-term and long-term performance of our Company and the executive; subject to three-year ratable vesting and a no-sell restriction for three years after grant date

In addition, as part of our regular effort to refresh our Board Committee chairs and bring new perspectives to those leadership positions, Lauren Dillard became chair of the Compensation Committee in February 2018, succeeding John Alschuler.

During our discussions with investors, we discussed our overall executive compensation programs including the extent to which each NEO's long-term compensation is determined by their individual employment agreements. The NEOs – with the exception of our Chairman – have distinct agreements, with staggered expiration dates, tailored to their individual roles and responsibilities. In response to shareholder feedback, the Committee simplified the long-term equity awards granted under Mr. DiLiberto's new contract, executed in February 2018. The Committee demonstrated its intent to design new employment agreements for the other NEOs in a manner consistent with this enhanced approach when it structured the new contract for Mr. Holliday, with the details described above.

Our 2017 Executive Compensation Programs

Our named executive officers' compensation in 2017 had three primary components, which are discussed in more detail below:

- annual base salary and deferred compensation
- annual incentive awards, which include cash and equity bonuses
- long-term equity incentive awards, which include stock options and full-value equity awards

Variable pay constitutes the vast majority of our executives' compensation, which allows the Committee to reward superior performance, while the substantial long-term equity incentive portions of our compensation programs serve to align the interests of our named executive officers with our stockholders.

	Pay Element	Key Characteristics
Fixed	Base Salary	• Reflects the scope of each executive officer's duties and responsibilities taking into account the competitive market compensation paid by other companies for similar positions
Fixed	Deferred Compensation	• Delivered as stock units to our top three named executive officers; subject to one year vesting; delivered at the termination of employment; encourages retention of key executives
Annual Incentives	Annual Cash Bonus	• 100% formulaic payout for our top three named executives, based on specific performance criteria linked to our strategy
Annual Incentives	Annual Equity Bonus	• Equity award determined by the Committee, based on the short-term and long-term performance of our Company and the executive; subject to a no-sell restriction until three years after grant date
Long-Term Incentives	Contract Equity Awards	• Long-term equity incentives granted in connection with new or extended employment agreements; includes performance-based LTIP units, time-based LTIP units, and stock options or Class O LTIP units
Long-Term Incentives	Outperformance Plan (OPP) Awards	• Multi-year equity awards that are subject to challenging performance-based hurdles

Majority of Pay is at Risk


2017 CEO Compensation Mix
Base Salary 7.2%
Deferred Compensation Contributions 4.0%
Cash Bonus 10.4%
Equity Bonus 24.1%
2014 OPP Remaining Allocation 3.3%
Employment Agreement Equity Awards 51.0%
Variable Incentive Pay (88.8%)
2017 Other NEO Compensation Mix
Base Salary 13.8%
Deferred Compensation Contributions 3.7%
Cash Bonus 18.7%
Equity Bonus 29.6%
2014 OPP Remaining Allocation 3.9%
Employment Agreement Equity Awards 30.3%
Variable Incentive Pay (86.5%)

Majority of 2017 CEO Compensation is Deferred and Paid in Equity

Compensation Realized Immediately / Paid in Cash

- Base Salary
- Cash Bonus

17.6%

Deferred Compensation / Paid in Equity

- Deferred Compensation Contributions
- Equity Bonus
- Employment Agreement Equity Awards
- 2014 OPP Remaining Allocations

82.4%

Other NEOs have similar weightings of cash and equity compensation.

Pay Outcome for CEO

Reflecting continued competitiveness in our industry, our CEO's total annual direct compensation as determined by the Board decreased modestly year over year. The following table reflects total annual direct compensation, and differs slightly from Summary Compensation Table figures because of timing differences, mainly related to the annual equity bonus.

Element of Compensation	2016	2017	% Change
Base Salary	$ 1,350,000	$ 1,350,000	—
Deferred Compensation	$ 750,000	$ 750,000	—
Annual Cash Bonus	$ 2,473,125	$ 1,937,250	-21.7%
Annual Equity Bonus[1]	$ 4,276,875	$ 4,512,750	5.5%
Performance-based LTIP Units Granted under Employment Agreement	$ 7,238,379	$ 6,873,737	-5.0%
Total	$ 16,088,379	$ 15,423,737	-4.1%

(1) Annual equity bonuses are paid in the year following the year of performance, and because they are made in equity are shown in the Summary Compensation Table for the year of grant. In the table above, they are shown for the year they were earned.

In addition, though awards granted under the 2014 Outperformance Plan have been disclosed in the Summary Compensation Table under the 2015 and 2017 fiscal years, none of those awards were earned and they are not included in the table above. Grants of Class O LTIP units, which are intended to be similar to stock options from an economic perspective, are also excluded from the table above as they only have value to the extent of appreciation in the value of our assets on a per share basis following the grant date.

Our Executive Compensation Philosophy

We adopted an executive compensation philosophy that rewards the achievement of annual and long-term goals of both the Company and individual executives. Our executive compensation programs are designed to achieve the following objectives:

* To provide performance-based incentives that create a strong alignment of management and stockholder interests
* To attract and retain top talent in a market that is highly competitive for New York City commercial real estate management
* To motivate our executives to achieve, and reward them for achieving, superior performance
* To achieve an appropriate balance between risk and reward in our compensation programs that does not create incentives for unnecessary or excessive risk taking
* To foster the dedication required to succeed against our competitors, while maintaining low overall general and administrative expense

In order to reach these goals, the Committee, in consultation with our Chief Executive Officer and the Committee's independent compensation consultant, adopted executive compensation practices that promote a pay-for-performance philosophy. Our primary business objective, of maximizing TSR through growth in FFO while seeking appreciation in the value of our investment properties, demands a long-term focus. Therefore, on both a current and historical basis, our executive compensation programs are based heavily on the achievement of both annual and multi-year performance measures.

Competitive Market for Talent

In the market for talent and compensation, SLG is most comparable to other real estate companies, as well as other complex financial services-related industries. We evaluate our compensation in the same way: as a "fee, expense or load." To that end, we evaluate our compensation as a function of our total assets and revenue – fundamental performance metrics that industry analysts use to measure efficiency and the effectiveness of management teams.

We compensate management at a low cost to shareholders relative to peers, while continuing to execute best-in-class operational performance.



(1)   Companies used for comparison in G&A expense analysis are: Alexandria Real Estate Equities, Inc., Boston Properties, Inc., Brandywine Realty Trust, Douglas Emmett, Inc., Empire State Realty Trust, Inc., Kilroy Realty Corporation, Mack-Cali Realty Corporation, Paramount Group, Inc. and Vornado Realty Trust. Office peer data obtained from Weekly Sector Scorecard, Office, dated 4/6/2018 published by Stifel, Nicolaus & Company, Incorporated.

As a REIT focused specifically on office space in Manhattan– a high cost and complex market – we compete with companies, both public and private, for a small number of talented executives. Among the top 15 New York City real estate companies – in terms of Manhattan office-space ownership – only six of those companies, including SL Green, are public. Many of our competitors are private companies and are not required to publicly disclose their compensation arrangements.

Given the unique nature of our company – manifested by three primary characteristics: Active and Engaged Business Strategy, Operations on Multiple Platforms, and NYC-Focused Business Model – the Compensation

Committee is continuously evaluating our executive compensation program to ensure that it aligns with our current business priorities and external market factors.

Compensation Practices

We believe that our executive compensation programs provide appropriate performance-based incentives to attract and retain leadership talent in the highly competitive New York City real estate market, to align management and stockholder interests and to continue to drive our long-term track record of superior return to stockholders. The following are key features of our executive compensation programs, which reflect the changes we have adopted following our extensive stockholder outreach in recent years:

WHAT WE DO

✓ Pay for performance and create alignment with stockholders

✓ Include robust hurdles in our incentive plans

✓ Pay a majority of total compensation for our CEO and named executive officers in equity

✓ Follow robust stock ownership guidelines for our directors and named executive officers

✓ Impose a clawback policy with respect to incentive payments

✓ Require a double trigger for cash severance and accelerated vesting in connection with a change in control

---

WHAT WE DON'T DO

✖ No dividends or distributions paid on unearned equity awards subject to performance-based vesting

✖ No excise tax gross-up provisions

✖ No repricing of stock options

✖ No single trigger cash severance or accelerated vesting in connection with a change in control

✖ Don't allow directors or officers to hedge our securities

2017 Pay Outcomes

Annual Base Salary and Deferred Compensation

Base salaries are established at levels intended to reflect the scope of each executive's duties and responsibilities and further take into account the competitive market compensation paid by other companies for similar positions. Since such salaries are not based on performance, they are intentionally structured to be a relatively low percentage of total compensation.

The following sets forth the annual base salaries for our named executive officers for 2016 and 2017, which reflect amounts agreed to in each executive's employment agreement. We did not make any adjustments in annual base salaries for 2017, other than for Mr. DiLiberto.

Executive	2016 Base Salary	2017 Base Salary	% Change
Marc Holliday	$ 1,350,000	$ 1,350,000	—
Stephen L. Green	$ 750,000	$ 750,000	—
Andrew Mathias	$ 800,000	$ 800,000	—
Matthew J. DiLiberto	$ 400,000	$ 500,000	25.0%
Andrew S. Levine	$ 550,000	$ 550,000	—

In addition to base salary, each of Messrs. Holliday, Green and Mathias also received a contribution of deferred notional stock units that are subject to vesting based on continued employment during a one-year period following the contribution and are only paid upon termination of employment or a change in control.

This deferred compensation is viewed by the Committee as an award designed to encourage retention because the value of this deferred compensation is tied to the value of our common stock, and these executives will not receive this deferred compensation until the termination of their employment or a change in control. This deferred

compensation program further establishes alignment of management and stockholder interests and helps ensure that the executives remain focused on long-term stockholder value creation. Similar to annual base salary, it is granted in fixed amounts each year.

The amount of deferred compensation that each of Messrs. Holliday, Green and Mathias received for 2017 was equal to the base amount provided for under the executive's employment agreement and associated deferred compensation agreement that was in effect for 2017. The following table sets forth the deferred compensation grants made to our executives in 2017.

Executive	Deferred Compensation Amount	Notional Stock Units[1]
Marc Holliday	$ 750,000	6,956
Stephen L. Green	$ 150,000	1,396
Andrew Mathias	$ 550,000	5,120

(1)   Deferred compensation contributions were converted into notional stock units based on the market price of our common stock on the date of the contribution.

Annual Incentive Awards

We pay annual incentive awards in the form of annual cash and equity bonuses to reward our named executive officers for achieving key corporate financial and operational objectives and individual goals. Based in part on the feedback we received in connection with our outreach efforts relating to executive compensation, the Committee decided to revise the structure of our annual incentive award program for our Chief Executive Officer, Executive Chairman and President. In 2017, the entire amount of the annual cash bonuses paid to our top three named executive officers was determined pursuant to this annual cash bonus program, which is described in more detail below.

Annual Cash Bonus Program (Top Three Named Executive Officers)

As noted above, the annual cash bonuses paid to our top three named executive officers for 2017 were determined pursuant to our annual cash bonus program. Under this program, the Committee established specific threshold, target and maximum cash bonus amounts that each of our top three named executive officers could earn for 2017 and established specific performance criteria that were to be used in a formulaic manner to determine 100% of each of these executives' cash bonuses. For 2017, each of Messrs. Holliday, Green and Mathias were eligible to earn the following percentages of his base salary (with linear interpolation used to determine the percentage earned for performance that falls between threshold, target and/or maximum):

Executive	Threshold	Target	Maximum
Marc Holliday	100%	200%	300%
Stephen L. Green	100%	175%	250%
Andrew Mathias	100%	175%	250%

One hundred percent of each executive's annual cash bonus was determined in a formulaic manner based on the level of our achievement of a number of performance criteria as compared to the level established in advance by the Committee. The following sets forth the specific performance criteria selected for 2017, the relative weighting of each, the threshold, target and maximum performance levels established by the Committee in advance for each, and our actual 2017 results for each.

These performance criteria were chosen by the Committee because they are key drivers of stockholder value creation:

- **FFO per share**: is a key metric that demonstrates our focus on increasing SL Green's profitability per unit of shareholder ownership

- **Same-store cash NOI growth**: is a key metric that demonstrates our ability to facilitate meaningful improvement in the operating performance of our real estate portfolio over time

- **Dividend growth**: is a key metric that demonstrates SL Green's focus on being responsible stewards of shareholder capital

- **Relative TSR**: is a key metric that demonstrates our commitment to fostering alignment between management and shareholders through the creation of shareholder value

- **Absolute TSR**: is a key metric that demonstrates our commitment to fostering alignment between management and shareholders through the creation of shareholder value

Performance criteria	2017 Weighting Levels	Threshold	Target	Maximum	2017 Actual Performance
FFO per share[1]	25.0%	$ 6.30	$ 6.40	$ 6.50	$ 6.45
Same-store cash NOI growth	25.0%	2.0%	2.3%	2.6%	2.0%
Dividend growth	20.0%	3.0%	4.0%	5.0%	4.8%
Relative TSR for 2017[2]	15.0%	40th	60th	80th	17th
Absolute TSR for 2017	15.0%	5.0%	7.0%	9.0%	-3.27%

(1)   Refer to Appendix A for a reconciliation of Normalized FFO

(2)   Relative TSR for 2017 was based on the percentile of our TSR relative to the TSR of the constituents of the SNL US REIT Office Index.

The following table reflects the 2017 cash bonuses awarded to Messrs. Holliday, Green and Mathias pursuant to our annual cash bonus program, presented based on the percentages of each executive's target bonus:

Executive	Target Cash Bonus ($)	Actual Cash Bonus (% of Target)[1]	Actual Cash Bonus ($)
Marc Holliday	$ 2,700,000	71.75%	$ 1,937,250
Stephen L. Green	$ 1,312,500	71.75%	$ 938,437
Andrew Mathias	$ 1,400,000	71.75%	$ 1,001,000

(1)   Consistent with the timing of prior years' annual cash bonus determinations, payouts and determinations under the annual cash bonus program were made in December 2017 based on a combination of actual results through that point in time and estimates of full year results.

As a result of the rigor of the performance targets established by the Committee for our annual cash bonus program, the amounts paid to Messrs. Holliday, Green and Mathias were significantly reduced for 2017 as compared to 2016, as set forth in the table below:

Executive	2016 Annual Cash Bonus	2017 Annual Cash Bonus	% Change
Marc Holliday	$ 2,473,125	$ 1,937,250	-21.7%
Stephen L. Green	$ 1,161,718	$ 938,437	-19.2%
Andrew Mathias	$ 1,239,166	$ 1,001,000	-19.2%

Annual Equity Bonuses (Top Three Named Executive Officers)

We also maintain an equity bonus program for our top three named executive officers, which provides annual bonuses that are determined by the Committee based on the short-term and long-term performance of our Company and the executive, the Committee's view of appropriate annual incentive awards in light of the executive's historical compensation, skill, experience and position, competitive market factors and such other factors as are determined appropriate by the Committee.

In making these awards for 2017, the Committee sought to find a balance between:

(i) Acknowledging the significant operational achievements attained during the year, as highlighted above,

(ii) Ensuring that annual incentive award and total compensation amounts were in line with the prevailing market levels and addressed recruitment and retention needs in the competitive New York City commercial real estate markets where we actively compete for business opportunities and executive talent, including some companies and firms that are not publicly-traded

(iii) Continuing to ensure our compensation programs create alignment of management and stockholder interests by appropriately rewarding our named executive officers for the attainment of performance achievements that drive long-term value creation

(iv) Rewarding our continued superior long-term TSR performance as balanced against our disappointing short-term TSR performance. In addition, the Committee based its decisions on our performance as compared to specific company goals and objectives for 2017 that were presented at the 2016 investor day conference, which are repeated below:

2017 Goals and Objectives	2017 Results
1,600,000 square feet of Manhattan offices leases	1.5 million sq. ft. signed
97% or greater same-store Manhattan portfolio leased occupancy	95.3%
11-14% mark-to-market on signed Manhattan office leases	11.3%
2.5% same-store cash NOI growth	2.0%
Increase growth portfolio NOI by $20 million	$11.9 million
$650 million of office property acquisitions	Achieved
$650 million of office property dispositions	Achieved
$100 million increase of debt and preferred equity balance	$286.6 million
$200 million of debt and preferred equity income	$207.6 million
Issue $250 million index eligible unsecured bonds	$600.0 million
Commence vertical construction at One Vanderbilt by August 2017	Commenced June 2017
Close with One Vanderbilt JV partner in Q1 2017	Achieved
Commence 187 Broadway Demolition	Achieved
Add second debt and preferred equity funding facility	Achieved
Complete lease up of 719 Seventh Avenue	Not Achieved
Dispose of more than $100 million of suburban assets	Achieved
Achieve 7.0x or better net debt to EBITDA (per Fitch)	Achieved
Rating agency outlook upgrade	Achieved
TSR greater than 10%	TSR of -3.3%
TSR in excess of MSCI US REIT Index by 250 basis points	Trailed by (834) basis points

The differences in compensation awarded to our named executive officers are generally a function of the executive's position and authority, as well as the competitive landscape for executives in similar positions. The table below sets forth the annual equity bonus awards that were granted to each of Messrs. Holliday, Green and Mathias for 2016 and 2017, as approved by the Committee:

Executive	2016 Equity Bonus	2017 Equity Bonus	% Change
Marc Holliday	$ 4,276,875	$ 4,512,750	5.5%
Stephen L. Green	$ 788,282	$ 411,563	-47.8%
Andrew Mathias	$ 3,560,834	$ 3,599,000	1.1%
Total	**$ 8,625,991**	**$ 8,523,313**	

The amounts of the equity bonus awards for our executives in 2017 as compared to 2016 were primarily determined based on our strong operational achievements and, on an individual basis, the changing role of our Executive Chairman, as balanced against our disappointing short-term TSR performance in 2017. In particular, reflecting our Executive Chairman's evolving role, we significantly reduced the equity bonus award paid to our Executive Chairman. The 2017 equity bonuses paid to each of our top three named executive officers listed above were paid in early 2018 in the form of LTIP units that vested upon grant, but remain subject to a no-sell restriction until three years after their grant date. Our named executive officers received the following number of LTIP units for these equity bonuses: Mr. Holliday—47,269; Mr. Green—4,311; and Mr. Mathias—37,698.

Bonuses to Other Executives

Consistent with our historical practice, annual bonuses for Messrs. DiLiberto and Levine were determined by the Committee in its discretion in substantially the same manner as the equity bonuses for our top three named executive officers. The table below sets forth the annual bonus awards that were granted to Messrs. DiLiberto and Levine for 2016 and 2017, as approved by the Committee, to the extent paid in cash or LTIP units:

Executive	2016 Bonus	2017 Bonus	% Change
Matthew J. DiLiberto	$ 1,700,000	$ 1,900,000	11.8%
Andrew S. Levine	$ 1,350,000	$ 1,275,000	-5.6%

Similar to the annual equity bonus awards that were granted to our top three named executive officers, these annual bonuses for Messrs. DiLiberto and Levine reflected our significant operational achievements for 2017, our continued superior long-term TSR performance and their evolving roles at our company, as balanced against our disappointing short-term TSR performance for 2017. These 2017 bonuses were paid to Messrs. DiLiberto and Levine in early 2018 in the form of cash and LTIP units that vested upon grant, but remain subject to no-sell restriction until three years after their grant date. Mr. DiLiberto received $1,600,000 in cash and 3,142 LTIP units and Mr. Levine received 13,355 LTIP units.

In addition, during 2017, to recognize the continuing contributions of Messrs. DiLiberto and Levine, the Committee determined to make time-based cash awards of $1,500,000 and $2,000,000, respectively, to aid with retention and provide further incentive for future performance. These cash awards will only be paid to the extent Messrs. DiLiberto and Levine remain employed through specified future dates, with 50% to be paid on December 31, 2019 and 50% to be paid on December 31, 2020.

Long-Term Equity Incentive Awards

For 2017, long-term equity incentives were provided to our named executive officers through the grant of Class O LTIP units / stock options, performance-based LTIP units, and time-based LTIP units pursuant to our outperformance plans and in connection with new or extended employment agreements. The majority of these awards included performance-based vesting hurdles that must be met in order for recipients to earn them. The grant of equity awards links a named executive officer's compensation and net worth directly to the performance of our stock price as well as the achievement of other performance-based vesting hurdles in some cases, which we believe encourages our named executive officers to make decisions with an ownership mentality and provides alignment of interest with our stockholders. The Committee has made long-term equity incentive awards a central part of our executive compensation program due to these features.

Outperformance Plans

A main component of our long-term equity incentive award program has been our outperformance plans. Our outperformance plans provided equity awards to our named executive officers and other employees that were subject to performance-based hurdles based on TSR or stock price appreciation over a multi-year period, and are eligible for potential acceleration in specific, limited circumstances. In addition to the performance-based vesting hurdles, all of these equity awards had additional time-based vesting provisions of four to five years in the aggregate with principally back-end vesting, based on continued employment, which acted as a retention device and provided a strong incentive to the executives to increase stockholder value during the vesting period.

Our outperformance plans were designed to provide strong and direct alignment of our executive's interests with long-term stockholder interests. As a result, historically, we provided a meaningful percentage of our executives' total compensation in the form of equity awards under our outperformance plans.

In conjunction with the Committee's decision to significantly restructure our CEO's compensation – as governed by his new employment agreement – future long-term equity awards for our CEO will be delivered in the form of performance-based and LTIP units and time-based equity awards as described in this proxy. Our other executive officers are expected to receive similar performance-based LTIP units and time-based equity awards – pending their future employment agreements – that contain similar features, including simplified structure, enhanced performance hurdles and extended performance periods. The Committee believes these enhanced long-term equity incentive awards effectively incentivize outperformance and link it to compensation.

Terms of the 2014 Outperformance Plan

In August 2014, the Committee approved the general terms of our 2014 Outperformance Plan. Under our 2014 Outperformance Plan, participants could earn awards based on our TSR on an absolute basis as well as on a relative basis compared to the constituents of the MSCI US REIT Index, or Index Companies, over a three-year performance period beginning on September 1, 2014 and end on August 31, 2017. Awards earned based on absolute TSR would have been determined independently of awards earned based on relative TSR.

> In order for participants to have earned the full award under our 2014 Outperformance Plan, our TSR during the performance period must have equaled or exceeded **50%**, which would represent total returns to stockholders in excess of **$5 billion**, and been in the **top 25%** of Index Companies.

Awards that would have been earned under our 2014 Outperformance Plan would also have been subject to vesting based on continued employment through August 31, 2018, with 50% of the awards earned vesting on August 31, 2017 and the remaining 50% vesting on August 31, 2018. The maximum number of LTIP units that could have been earned under our 2014 Outperformance Plan was 610,000 LTIP units.

Under the 2014 Outperformance Plan, two-thirds of the LTIP units could have been earned based on our absolute TSR and one-third of the LTIP units could have been earned based on our relative TSR compared to Index Companies. The table below reflects the minimum and maximum thresholds for both the absolute TSR and relative TSR components:

Absolute TSR	Percentage of Absolute TSR LTIP Units Earned (two-thirds of total)		Relative TSR	Percentage of Relative TSR LTIP Units Earned (one-third of total)
Less than 25%	0%		Below 50th percentile	0%
25%	37.5%		50th percentile	37.5%
50% or higher	100%		75th percentile or greater	100%

The number of LTIP units that would have been earned if performance was above the minimum thresholds, but below the maximum hurdles, would have been determined based on linear interpolation between the percentages earned at the minimum and maximum thresholds.

The following awards under our 2014 Outperformance Plan were made pursuant to which our named executive officers had the opportunity to earn the following LTIP units:

Executive	Award Opportunity (# of LTIP Units)		Actual Earning Based on Results through 8/31/2017
	Threshold	Maximum	
Marc Holliday	43,208	115,222	0
Stephen L. Green	14,045	37,455	0
Andrew Mathias	30,500	81,333	0
Matthew J. DiLiberto	6,621	17,657	0
Andrew S. Levine	7,725	20,600	0

Pursuant to our employment agreements with Messrs. Holliday and Mathias, we agreed to allocate at least 22.67% and 16.00%, respectively, of the total awards under our 2014 Outperformance Plan to these executives. Prior to the conclusion of the 2014 Outperformance Plan, we allocated 18.9% and 13.3% to Messrs. Holliday and Mathias, respectively, of the total awards under our 2014 Outperformance Plan to which they are entitled, representing the full allocation of LTIP units that each could have earned based on our absolute TSR performance and one-half of the allocation of LTIP units that each could have earned based on our relative TSR performance. Messrs. Holliday and Mathias each waived their right to the remaining LTIP units that they were entitled to be allocated.

No Payout Under the 2014 Outperformance Plan

The performance period of the 2014 Outperformance Plan concluded August 31, 2017, with the following actual performance for the period from September 1, 2014 to August 31, 2017:

Metric	Results	Results relative to Target	Percentage of LTIP Units Earned
Cumulative Absolute TSR	3.3%	Below threshold of 25%	0%
Relative TSR	27th Percentile	Below threshold of 50th percentile	0%

> **Despite the disclosed grant values appearing in our Summary Compensation Tables for fiscal years 2015-2017, our named executive officers ultimately received no payout under the 2014 OPP.**

To guarantee that our long-term equity incentive awards reward only exceptional returns, our outperformance plans have historically incorporated challenging performance hurdles, as was the case for the 2014 Outperformance Plan. During prior periods where stockholders did not realize superior returns, such as during 2008 and 2009, our outperformance plans did not provide payouts. Due to the variable, at-risk nature of our outperformance plans, our executives must truly drive our overall performance and TSR to earn awards.

Employment Agreement Awards

The second main component of our long-term equity incentive award program is equity awards granted in connection with new or extended employment agreements.

These types of employment agreements – and equity award opportunities that correspond with them – are not unusual in the REIT industry. Given the extremely competitive market for talent in the industry, the Compensation Committee has determined that the employment agreements made with our named executive officers and their corresponding equity award opportunities are essential for retaining our leaders and incentivizing performance that creates long-term stockholder value creation.

We typically enter into employment agreements with each of our named executive officers, other than Mr. Green, that have terms of three or four years. In connection with these agreements, we typically grant one or more types of equity awards to our named executive officers that have vesting periods aligned with the terms of these agreements. Vesting of these awards has been based on continued employment and, for a majority of these awards, the achievement of performance hurdles.

Our employment agreements with Messrs. Holliday and Mathias provided for the grants of the stock options and LTIP units that were made in 2017, as noted in the table below. These long-term equity incentive awards vest over the three-year terms of the employment agreements. Pursuant to these agreements, equity awards were made to Messrs. Holliday and Mathias over several years to avoid the distortion in measuring annual compensation that otherwise might have occurred if all the equity awards were granted in the same year the agreements were executed. The agreements provided that the executives would be entitled to terminate their employment and receive severance payments and benefits if the grants were not made on or before their scheduled vesting dates.

The table below indicates equity awards grants made in accordance with the terms of the employments agreements that were in effect with Mr. Holliday on January 1, 2017 and Mr. Mathias as of January 1, 2017 and summarizes the terms and grant dates of the long-term equity incentive awards made, to our named executive officers pursuant to these employment agreements during 2017.

	Stock options / Class O LTIP units		Performance-based LTIP units		Time-based LTIP units	
Executive	Grant Value	# of Shares	Grant Value	# of Shares	Grant Value	# of Shares
Marc Holiday	$ 2,196,857	105,000	$ 6,873,737	76,980	—	—
Andrew Mathias	—	—	—	—	$ 4,870,459	54,545

Description of Awards

- Stock options / Class O LTIP units: Vest one-year after grant date; 50% expires 5 years after grant; 50% expires 10 years after grant
- Performance-based LTIP units: No vesting unless threshold performance criteria is met; between 50% and 100% of award may vest based on achievement of one of the following from the prior year, with amount vesting determined by straight line interpolation between the threshold and maximum targets; two year post-vesting sale prohibition:
  - FFO growth of 5-8%
  - TSR of 5-8%
  - TSR in the top 35-50% of the MSCI US REIT Index, respectively (or on a cumulative basis from 2016 through such year or a subsequent quarter during the term)
- Time-based LTIP units: Vested 12/31/17

Compensation Program Changes for 2018

Pursuant to feedback received from shareholders, we have made the following changes to our compensation program starting with 2018.

Annual Bonus

In January 2018, the Compensation Committee approved changes to the annual cash bonus and weightings to further strengthen the link between pay and performance. These changes include:

- Eliminating TSR as a metric
- Instituting G&A expense as a metric
- Increasing the weighting of the dividend growth metric

The 2017 and 2018 metrics and weightings are as follows:

2017 Performance Criteria	Weighting Levels
FFO per share	25.0%
Same-store cash NOI growth	25.0%
Dividend growth	20.0%
Relative TSR for 2017	15.0%
Absolute TSR for 2017	15.0%

2018 Performance Criteria	Weighting Levels
FFO per share	30.0%
Same-store cash NOI growth	30.0%
Dividend growth	30.0%
G&A Expense	10.0%

Additional changes have been made to Mr. Holliday's compensation program under the terms of his new employment agreement as described below.

New Employment Agreements for Marc Holliday and Matthew DiLiberto

Mr. Holliday

As mentioned above, following our 2017 advisory vote on executive compensation and in response to feedback we received during shareholder engagement meetings, the Compensation Committee significantly restructured Mr. Holliday's compensation, as governed by his new employment agreement, which was entered into in April 2018 and will become effective in January 2019 following the expiration of the term of his current employment agreement. Mr. Holliday's compensation was restructured to simplify its composition and enhance the transparency in the structure of short-term and long-term awards.

These changes, as set forth in his new employment agreement, include the following enhancements:

- Overall Compensation
  - Simplified the program by reducing the number of compensation components from seven to four

- Fixed Compensation
  - Reducing CEO's base salary to $1.25 million from $1.35 million, effective January 1, 2018
  - Eliminating deferred compensation contributions

- Annual Incentive Compensation
  - Retaining formulaic annual cash bonus program
  - Eliminating discretionary equity bonuses

- Long-Term Incentive Compensation
  - Simplified the structure of long-term equity awards, to include annual performance-based LTIP units and time-based LTIP units
  - Eliminated stock option grants
  - Eliminated employment agreement awards with fixed terms
  - Eliminated performance-based awards with multiple alternative performance goals
  - Replaced periodic outperformance plan awards with more regular annual performance-based LTIP units

Annual Performance-Based LTIP Units – 62.5% of target long-term incentive compensation
- Three-year aggregate performance period
- $7.5 million value at target performance, with 50% threshold and 225% maximum
- 50% to be based on performance against annual operating goals (e.g., Manhattan same store occupancy, debt to EBITDA and/or FAD) determined by the Committee, subject to modifier measured on absolute TSR over three-year performance period
- 50% to be based on relative TSR over three-year performance period
- Eliminated multiple alternative performance goal

Annual Time-Based LTIP Units – 37.5% of target long-term incentive compensation
- Vest ratably over three-years from grant
- Three-year no-sale from grant
- $4.5 million annual target, with the Committee to determine actual award amount

The Committee believes these changes are consistent with feedback we heard from our shareholders and tighten the link between performance and pay, and will continue to incentivize our CEO to lead sustainable, long-term performance.

Mr. DiLiberto

At the December 2017 Compensation Committee meeting, the Committee approved the general terms of a new employment agreement for Mr. DiLiberto (which was determined before Mr. Holliday's new employment agreement), for a term of three years from January 1, 2018 to January 1, 2021.

Under this new contract, Mr. DiLiberto will receive 30,000 LTIP units for his service over the three-year period. 15,000 of the LTIP units will be delivered as time-based awards that vest 33% on each of January 1, 2019, January 1, 2020 and January 1, 2021, and 15,000 of the LTIP units will be delivered as a performance-based award. Under the terms of the performance-based award, up to one-third of the award can vest each year based on the following performance hurdles:

- If the Company, for the year or cumulatively from 2018 through a subsequent quarter during the term, achieves either (A) an increase in FFO per share between 2.5% and 5% per year or (B) relative TSR between the top 67% and top 33% of the constituents of the SNL Office REIT Index, awards will be earned as shown in the table below, with linear interpolation between performance levels

Level	Performance Achieved	LTIP Units Earned
Threshold	2.5% FFO growth or Top 67% TSR*	50%
Target	3.75% FFO growth or Top 50% TSR*	75%
Maximum	5% FFO growth or Top 33% TSR*	100%

*   Relative TSR compared to the constituents of the SNL Office REIT Index

Under Mr. DiLiberto's new contract, there are two opportunities to earn 100% of the LTIP units, down from three in the prior agreement. Similarly, there are opportunities to earn 50% and 75% of granted shares for threshold and target performance, respectively. During our discussions with investors, we described how much of the long-term compensation paid to our NEOs is governed by their individual employment agreements that have staggered expiration dates. The Committee took this opportunity to simplify the long-term equity awards that are part of Mr. DiLiberto's new contract in response to shareholder feedback.

Other Compensation Policies and Information

How We Determine Executive Compensation

The Committee determines compensation for our named executive officers and is comprised of four of our independent directors, Lauren B. Dillard (Chair), John H. Alschuler, Edwin Thomas Burton, III and John S. Levy.

Independent Compensation Consultant/Compensation Process

The Committee retained Gressle & McGinley LLC as its independent outside compensation consulting firm and engaged Gressle & McGinley LLC to provide the Committee with relevant data concerning the marketplace, our peer group and its own independent analysis and recommendations concerning executive compensation. Gressle & McGinley LLC regularly participates in Compensation Committee meetings. Gressle & McGinley LLC does not provide any additional services to the Committee and does not provide any services to the Company other than to the Committee. Its sole role is as an independent consulting firm to advise the Committee with respect to the compensation of our named executive officers. The ultimate determination of total compensation and the elements that comprise that total compensation is made solely by the Committee.

With respect to our named executive officers, the Committee solicits recommendations from our Chief Executive Officer regarding total compensation, the allocation of this compensation among base salary, annual bonus amounts and other long-term incentive compensation, as well as the portion of overall compensation to be provided in cash or equity. Our Chairman also advises the Committee on these matters as they pertain to the compensation of our Chief Executive Officer. FTI Consulting is retained by our management as a general business advisor and provides services to the Company in a number of areas, including compensation. FTI Consulting, which has relationships with certain officers of the Company, provides market data to our Chief Executive Officer and Chairman, which they review when considering their compensation recommendations. The recommendations with respect to compensation are formulated by our Chief Executive Officer and Chairman and are communicated to the Committee by them. The Committee is also provided with the market data compiled by FTI Consulting and its recommendations with respect to the compensation of our named executive officers. The other named executive officers do not play a role in determining their own compensation, other than discussing their performance with our Chief Executive Officer.

All final determinations of compensation for our named executive officers are made solely by the Committee.

The Committee meets during the year to evaluate executive performance, to monitor market conditions in light of our goals and objectives, to solicit input from our independent compensation consultant on market practices, including peer group pay practices and new developments, and to review our executive compensation practices. As part of these meetings, in formulation of its executive compensation policies and practices for 2017, the Committee reviewed then-existing policies of certain of our institutional investors, Institutional Shareholder Services, Inc., Glass Lewis & Co LLC and other governance groups, as well as feedback provided by such groups in prior year proxy research reports. The Committee engaged with a significant number of stockholders holding a substantial percentage of outstanding shares as discussed above, and annually reviews our executive compensation policies and practices to ensure that such policies are in line with current market practices and stockholders' best interests. The Committee makes regular reports to the Board.

Peer Group Benchmarking

In 2017, as in prior years, the Committee reviewed various peer compensation information in connection with its compensation decisions, primarily focused on the chief executive officer's compensation. The Committee did not use this peer information to target a particular percentile for our Chief Executive Officer's total compensation for 2017, but rather used this information to confirm that our Chief Executive Officer's total compensation for 2017 was within an appropriate range of the total compensation received by the chief executive officers of these peers, considering relative size and performance. With respect to size, we ranked above the median of these peers with respect to common equity market capitalization and total revenue.

For 2017, the Committee added four companies to the peer group, including Douglas Emmett, Inc., Empire State Realty Trust, Inc., Kilroy Realty Corporation, and Ventas, Inc. These companies were added because they are appropriately sized REITs specializing in office space or other comparable businesses.

For 2017, the Committee also removed three companies from the peer group, including Brookfield Asset Management, Inc., iStar Financial, and NorthStar Asset Management Group Inc. Brookfield Asset Management, Inc. was removed from the peer group because the size and diversity of the company's assets under management was no longer directly comparable on a larger scale to SL Green. iStar Financial was removed from the peer group because the company was no longer an appropriate size comparison. NorthStar Asset Management Group Inc. was removed from the peer group because the company merged with Colony Capital, Inc. and NorthStar Realty Finance Corp. in January 2017.

The Committee reviewed 2017 total compensation information for the chief executive officers of a New York City traditional REIT peer group. The Committee utilized a New York City-based peer group given the unique characteristics of the New York City real estate marketplace in which we conduct substantially all of our business, which is one of the most competitive in the world from both a business and compensation perspective. The following companies were included in the New York City traditional REIT peer group that the Committee reviewed:

NYC Traditional REIT Peer Group

- Alexandria Real Estate Equities, Inc.
- Boston Properties, Inc.
- Douglas Emmett, Inc.
- Empire State Realty Trust, Inc.
- General Growth Properties, Inc.
- Kennedy-Wilson Holdings, Inc.
- Kilroy Realty Corporation
- Ladder Capital Corp.
- Paramount Group, Inc.
- Ventas, Inc.
- Vornado Realty Trust

Our direct New York City competitors, both in terms of real estate business and talent, are not limited to other public REITs doing business in New York City. Rather, the Committee also views our competitors as consisting of top performing hedge funds, international investors, large private firms and others that may have equal or greater financial resources, including access to cost-efficient capital. The Committee believes that the top real estate principals of these non-REIT companies typically receive substantially higher compensation than chief executive officers of public REITs.

However, based on feedback from our stockholders, we removed all New York City-based asset managers from our peer group beginning in 2015 and now review compensation based on our New York City traditional REIT peer group and a national office REIT index.

Analysis of Risk Associated with Our Executive Compensation Plans

In setting compensation, we also consider the risks to our stockholders and to achievement of our goals that may be inherent in the executive compensation program. We concluded that it is not reasonably likely that our compensation policies and practices will have a material adverse effect on us.

Although a significant portion of our executive's compensation is performance-based and "at-risk," we believe our executive compensation programs are appropriately structured and do not pose a material risk to the Company. We considered the following elements of our executive compensation plans and policies when evaluating whether such plans and policies encourage our executives to take unreasonable risks:

- We evaluate performance based upon the achievement of a variety of business objectives and goals including, by way of example, FFO growth, occupancy and leasing rates, TSR performance (both on an absolute and relative basis), real estate investment activity, the strength of our credit profile, prudent financial leverage and capital markets executions that we believe correlate to long-term creation of stockholder value and that are affected by management decisions;

- We adopted a balanced approach to equity compensation that incorporates the use of various equity-based compensation vehicles. By utilizing a balanced equity compensation mix comprised of several different types of equity-based compensation vehicles, including full value equity awards that retain value even in a depressed market, we lessen the likelihood that executives will take unreasonable risks to keep their equity awards "in-the-money," as may be the case with equity compensation programs that rely solely on leveraged market-based equity compensation vehicles such as stock options;

- We provide a significant portion of incentive compensation in the form of Long-Term Incentive Awards, such as awards under our 2014 Outperformance Plan. The amounts that ultimately may be earned are tied to how we perform over a multi-year period, which focuses management on sustaining our long-term performance;

- We structure payouts under our performance-based awards based on achieving a minimum level of performance, so that some compensation is awarded at levels below full target achievement rather than an "all-or-nothing" approach;

- We consider non-financial and other qualitative performance factors in determining actual compensation payouts;

- We provide a significant portion of each executive's annual compensation in the form of equity-based compensation, which results in our executives having built sizable holdings of equity in the Company. We note that executives are required to maintain sizable holdings of equity in the Company under the terms of our stock ownership guidelines, which aligns an appropriate portion of their personal wealth to our long-term performance; and

- We adopted a policy for recoupment of incentive payments made to our executives, including our named executive officers, if payment was based on having met or exceeded performance expectations during a period of fraudulent activity for which the executive is responsible.

In conclusion, our executive compensation program is structured so that (i) we avoid the type of disproportionately large short-term incentives that could encourage executives to take risks that may not be in our long-term interests, (ii) we provide incentives to manage the Company for long-term performance, (iii) we have adopted a policy for recoupment of incentive payments under certain circumstances and (iv) a significant amount of the wealth of our executives is tied to our long-term success. We believe this combination of factors encourages our executives to manage the Company in a prudent manner.

Executive and Director Stock Ownership Guidelines

In furtherance of the Committee's ongoing efforts to foster an ownership culture among our senior leadership team, we adopted stock ownership guidelines for our named executive officers and non-employee directors. We have subsequently revised these guidelines to increase the amount of equity in the Company or its operating partnership that our named executive officers are required to own in order to satisfy the guidelines, as set forth below:

Named Executive Officers and Non-Employee Directors	Multiple of Base Salary or Annual Cash Retainer
Chief Executive Officer	8x
Other Named Executive Officers	6x
Non-Employee Directors	5x

All of our named executive officers hold at least double the amount of SLG stock required by our stock ownership guidelines. This further demonstrates that their financial interests are aligned with those of stockholders. They are highly incentivized to create sustainable, long-term shareholder value.

Named Executive Officers	Actual Stock Ownership - Multiple of Base Salary
Marc Holliday	64x
Stephen L. Green	123x
Andrew Mathias	125x
Matthew J. DiLiberto	12x
Andrew S. Levine	17x

Perquisites and Other Personal Benefits

We do not provide significant perquisites or personal benefits to our named executive officers, except that we reimburse our Chairman for costs associated with an automobile he leases and provide leased automobiles for our Chief Executive Officer and President.

Additionally, we provide our Chairman with a full-time driver and our Chief Executive Officer receives certain insurance benefits. The costs of these benefits constitute only a small percentage of the applicable executive's compensation.

Employment Agreements

As noted above, we have employment agreements with all of our named executive officers. All of the employment agreements with our named executive officers provide for, among other things, severance payments and benefits and acceleration of equity awards in connection with certain qualified terminations. In return, each of our named executive officers has agreed to non-compete, non-solicitation, non-interference and confidentiality provisions. For each of our executives, we believe that, because the severance level is negotiated up front, it makes it easier for us to terminate these executives without the need for protracted negotiations over severance. We also believe that providing pre-negotiated severance benefits for all of our executives in the event they are terminated without cause or terminate their employment for good reason following a change in control helps to further align the interests of our executives and our stockholders in the event of a potentially attractive proposed change in control transaction following which one or more of our executives may be expected to be terminated. See "—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" for a summary of the employment agreements with our named executive officers.

Clawback Policy

The Board adopted a clawback policy under which any incentive payments made to a named executive officer on the basis of having met or exceeded performance targets during a period of fraudulent activity for which such executive is found personally responsible may be recouped by the Company.

Anti-hedging Policy

The Board has adopted a policy prohibiting all of our executive officers and directors from engaging in hedging transactions with respect to our securities. Pursuant to this policy, our executive officers and directors may not engage in hedging transactions with respect to our securities (including, without limitation, partnership interests in our operating partnership) through puts, calls, covered calls, synthetic purchases, collars, other derivative securities of the Company or otherwise at any time. Prior to the adoption of this policy, none of our executive officers or directors were engaging in any hedging transactions with respect to our securities, and this policy was adopted to formally reflect the practices that our executive officers and directors had already been observing.

Other Matters

LTIP units and Class O LTIP units. Under our 2014 Outperformance Plan, in lieu of issuing shares of restricted stock, we issued a separate class of units of limited partnership interest in our operating partnership, which we refer to as LTIP units. We also used LTIP units for the equity bonuses that we granted to our named executive officers for 2017 and as equity awards granted in connection with new or extended employment agreements or the provisions of such agreements. LTIP units are similar to common units in our operating partnership, which generally are economically equivalent to shares of our common stock, except that the LTIP units are structured as "profits interests" for U.S. federal income tax purposes under current federal income tax law. As profits interests, LTIP units generally only have value, other than with respect to the right to receive distributions, if the value of the assets of our operating partnership increases between the issuance of LTIP units and the date of a book-up event for partnership tax purposes. If the value of the assets of our operating partnership increases sufficiently, the LTIP units can achieve full parity with common units in our operating partnership. If such parity is achieved, LTIP units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into common units, which in turn are redeemable by the holder for cash or, at our election, on a one-for-one basis into shares of our common stock. LTIP units are not entitled to distributions prior to being earned based on achievement against the performance-based hurdles contained in these plans. Once earned, these LTIP units, whether vested or unvested, entitle the holder to receive distributions per unit from our operating partnership that are equivalent to the dividends paid per share on our common stock.

In addition to the LTIP units described above that we issued in lieu of shares of restricted stock, we also have issued another class of units of limited partnership interest in our operating partnership that are intended to be similar to stock options from an economic perspective, which we refer to as Class O LTIP units. Class O LTIP units are also intended to qualify as "profits interests" for U.S. federal income tax purposes. During 2017, we used Class O LTIP units as equity awards granted in connection with new or extended employment agreements or the provisions of such agreements, and we also used Class O LTIP units for annual bonuses that we granted to certain of our named executive officers in 2018 for 2017 performance.

Like stock options, Class O LTIP units operate in a manner that generally permits holders to realize the benefit of any increase in the per share value of our common stock above the value at the time the Class O LTIP units are granted. At the time of the grant of Class O LTIP units, the operating partnership establishes a conversion threshold, the vesting terms and the mandatory conversion date, if any, for the Class O LTIP units. The conversion threshold corresponds to the exercise price of a stock option while the mandatory conversion date corresponds to the expiration date of a stock option. Similar to the exercise price for stock options, the conversion threshold will equal the per unit value of the common units of our operating partnership on the grant date. Class O LTIP units will receive 10% distributions relating to periods between grant and vesting upon vesting, and will receive 10% distributions from vesting to their conversion as opposed to holders of non-qualified stock options who will not receive any distributions relating to periods between grant and exercise.

Once Class O LTIP units have vested, they may be converted into common units of our operating partnership by the holder at any time prior to their mandatory conversion date in a manner that is similar to a net exercise of stock options. Upon exercise of this conversion right, the Class O LTIP units will convert into a number of common units of the operating partnership that have an aggregate value equal to the aggregate spread of the Class O LTIP units that are converted. The "spread" for each Class O LTIP unit will equal the excess, if any, of the value of our operating partnership's assets per common unit on the conversion date above the per unit value at the time the Class O LTIP unit was granted (i.e., the conversion threshold). Any Class O LTIP units that have not been voluntarily converted prior to the mandatory conversion date established at the time the Class O LTIP units were granted will automatically convert into common units on such mandatory conversion date, or be forfeited if the value of our operating partnership's assets per common unit is less than the conversion threshold for the Class O LTIP units.

LTIP units and Class O LTIP units are intended to offer executives substantially the same long-term incentive as shares of restricted stock and stock options, respectively, with more favorable U.S. federal income tax treatment available for "profits interests" under current federal income tax law. More specifically, one key disadvantage of restricted stock is that executives are generally taxed on the full market value of a grant at the time of vesting, even if they choose to hold the stock. Similarly, holders of non-qualified stock options are taxed upon exercise. Conversely, under current federal income tax law, an executive would generally not be subject to tax at the time of issuance or vesting of an LTIP unit or Class O LTIP unit or conversion into common units but only when he or she chooses to liquidate the common units into which his or her LTIP units or Class O LTIP units convert. Therefore, an executive who wishes to hold his or her equity awards for the long term can generally do so in a more tax-efficient manner with LTIP units or Class O LTIP units. In light of the increased tax efficiency, we have chosen to use LTIP units and Class O LTIP units for grants to our executives. We believe that the use of LTIP units and Class O LTIP units has (i) enhanced our equity-based compensation package overall, (ii) advanced the goal of promoting long-term equity ownership by executives, (iii) not adversely impacted dilution as compared to restricted stock, and (iv) further aligned the interests of our executives with the interests of our stockholders.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information regarding the compensation paid to the individuals who served as our Chief Executive Officer and Chief Financial Officer during our 2017 fiscal year and each of our three most highly compensated executive officers, other than our Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2017, or collectively, the "named executive officers."

Name And Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[3] ($)	Total ($)
Marc Holliday Chief Executive Officer	2017	$ 1,350,000	—	$ 11,878,395	$ 2,196,857	$ 1,937,250	$ 45,319	$ 17,407,821
	2016	1,350,000	—	$ 11,285,597	$ 2,173,500	$ 2,473,125	$ 44,149	17,326,371
	2015	1,050,000	$ 787,500	$ 19,159,050	—	$ 2,008,125	$ 43,074	23,047,749
Stephen L. Green Chairman of the Board	2017	$ 750,000	—	$ 1,019,110	—	$ 938,437	$ 185,986	$ 2,893,533
	2016	750,000	—	$ 1,933,688	—	$ 1,161,718	$ 179,800	4,025,206
	2015	750,000	$ 468,750	$ 3,962,493	—	$ 1,202,343	$ 170,490	6,554,076
Andrew Mathias President	2017	$ 800,000	—	$ 8,879,826	—	$ 1,001,000	$ 43,993	$ 10,724,819
	2016	800,000	—	$ 9,120,896	—	$ 1,239,166	$ 38,823	11,198,885
	2015	800,000	$ 500,000	$ 13,436,852	—	$ 1,282,500	$ 26,790	16,046,132
Matthew J. DiLiberto Chief Financial Officer	2017	$ 500,000	$ 1,600,000	$ 255,013	$ 748,419	—	$ 8,100	$ 3,111,532
	2016	400,000	$ 1,400,000	—	—	—	$ 7,950	1,807,950
	2015	400,000	$ 1,400,000	—	—	—	$ 7,950	1,807,950
Andrew S. Levine Chief Legal Officer and General Counsel	2017	$ 550,000	—	$ 1,256,930	$ 748,419	—	$ 8,100	$ 2,563,449
	2016	550,000	—	$ 3,709,007	—	—	$ 7,950	4,266,957
	2015	500,000	—	$ 873,342	—	—	$ 7,950	1,381,292

(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the full grant date fair value of stock awards issued to the executives in 2017, 2016 and 2015, respectively. In accordance with SEC disclosure requirements, the amounts for 2017 and 2015 include the full grant date fair value of the executives' allocations in our 2014 Outperformance Plan granted during 2017 and 2015, which were as follows for awards granted in 2017: Mr. Holliday—$612,001; Mr. Green—$198,941; Mr. Mathias—$431,996; and Mr. Levine—$109,416, respectively. The grant date fair value of such awards is computed in accordance with ASC 718, "Compensation-Stock Compensation," or "ASC 718," by the use of Monte Carlo simulation models that consider the probable outcomes of the market-based performance conditions governing such awards. The Monte Carlo simulation model for the awards granted under our 2014 Outperformance Plan during 2017 used an assumed stock price volatility level of 25% on our common stock and a risk-free interest rate of 0.71%. The Monte Carlo simulation model for the awards granted under our 2014 Outperformance Plan during 2015 used an assumed stock price volatility level of 21.0% on our common stock and a risk-free interest rate of 0.88%.

The actual value of awards with respect to our 2014 Outperformance Plan was contingent upon the attainment of absolute and relative stockholder return metrics over a three-year measurement period that ended August 31, 2017. Assuming that maximum performance had been achieved under our 2014 Outperformance Plan, the value at the grant date of the awards made under our 2014 Outperformance Plan during 2017 would each have been as follows: Mr. Holliday—$7,177,778; Mr. Green—$2,333,333; Mr. Mathias—$5,066,667; and Mr. Levine—$1,283,333, respectively. Following the conclusion of the measurement period, our Compensation Committee determined that no awards were earned under our 2014 Outperformance Plan and all of the LTIP units granted under our 2014 Outperformance Plan in both 2017 and 2015 were forfeited.

(2) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the full grant date fair value of Class O LTIP units as computed in accordance with ASC 718 by the use of the Black-Scholes option pricing model. The table below shows the assumptions for Class O LTIP units granted during 2017 and 2016.

Class O LTIP Unit Grants	Volatility	Annual Dividend Yield	Risk Free Interest Rate	Expected Term
2017 Grants				
5 Year Mandatory Conversion	23%	2.5%	1.52%	3.2 Years
10 Year Mandatory Conversion	34%	2.5%	1.93%	5.7 Years
2016 Grants				
5 Year Mandatory Conversion	23%	2.3%	0.89%	3 Years
10 Year Mandatory Conversion	35%	2.3%	1.26%	5.5 Years

(3) The table and footnotes below show the components of this column for 2017, which include certain perquisites such as Company 401(k) matching contributions.

Name	Year	All Other Compensation ($)
Marc Holliday	2017	$ 45,319[a]
Stephen L. Green	2017	$ 185,986[b]
Andrew Mathias	2017	$ 43,993[c]
Matthew J. DiLiberto	2017	$ 8,100[d]
Andrew S. Levine	2017	$ 8,100[d]

(a) Represents (i) the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($8,100), (ii) leased car payments ($22,802) and (iii) life insurance premiums ($14,417). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

(b) Represents leased car ($42,138) and full-time driver payments ($143,848).

(c) Represents the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($8,100) and leased car payments ($35,893). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

(d) Represents the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($8,100). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

2017 Grants of Plan-Based Awards

The following table sets forth certain information with respect to each grant of an award made to a named executive officer in the fiscal year ended December 31, 2017.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[10]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Marc Holliday	01/11/2017	01/11/2017	—	—	—	—	—	—	40,329[1]	—	—	$ 3,635,357
	01/11/2017	01/11/2017	—	—	—	—	—	—	76,980[2]	—	—	$ 6,873,737
	01/11/2017	01/11/2017	—	—	—	17,283[3]	17,283[3]	46,089[3]	—	—	—	$ 612,001
	01/18/2017	02/10/2016	—	—	—	—	—	—	6,956[4]	—	—	$ 757,300
	06/17/2017	06/17/2017	—	—	—	—	—	—	—	52,500[5]	$ 105.73	$ 722,400
	06/17/2017	06/17/2017	—	—	—	—	—	—	—	52,500[5]	$ 105.73	$ 1,474,457
	N/A	N/A	$ 1,350,000[8]	$ 2,700,000[8]	$ 4,050,000[8]	—	—	—	—	—	—	—
Stephen L. Green	01/01/2017	12/09/2009	—	—	—	—	—	—	1,396[6]	—	—	$ 150,140
	01/11/2017	01/11/2017	—	—	—	—	—	—	7,433[1]	—	—	$ 670,029
	01/11/2017	01/11/2017	—	—	—	5,618[3]	5,618[3]	14,982[3]	—	—	—	$ 198,941
	N/A	N/A	$ 750,000[8]	$ 1,312,500[8]	$ 1,875,000[8]	—	—	—	—	—	—	—
Andrew Mathias	01/01/2017	12/13/2016	—	—	—	—	—	—	5,120[6]	—	—	$ 550,656
	01/11/2017	01/11/2017	—	—	—	—	—	—	33,577[1]	—	—	$ 3,026,715
	01/11/2017	01/11/2017	—	—	—	—	—	—	54,545[7]	—	—	$ 4,870,459
	01/11/2017	01/11/2017	—	—	—	12,200[3]	12,200[3]	32,533[3]	—	—	—	$ 431,996
	N/A	N/A	$ 800,000[8]	$ 1,400,000[8]	$ 2,000,000[8]	—	—	—	—	—	—	—
Matthew J. DiLiberto	01/11/2017	01/11/2017	—	—	—	—	—	—	2,829[1]	—	—	$ 255,013
	01/11/2017	01/11/2017	—	—	—	—	—	—	—	15,000[9]	$ 106.05	$ 272,913
	01/11/2017	01/11/2017	—	—	—	—	—	—	—	15,000[9]	$ 106.05	$ 475,506
Andrew S. Levine	01/11/2017	01/11/2017	—	—	—	—	—	—	12,730[1]	—	—	$ 1,147,514
	01/11/2017	01/11/2017	—	—	—	3,090[3]	3,090[3]	8,240[3]	—	—	—	$ 109,416
	01/11/2017	01/11/2017	—	—	—	—	—	—	—	15,000[9]	$ 106.05	$ 272,913
	01/11/2017	01/11/2017	—	—	—	—	—	—	—	15,000[9]	$ 106.05	$ 475,506

(1) This grant of LTIP units vested immediately upon grant, but remains subject to a two-year restriction on transfer from the date of grant.

(2) This grant of LTIP units was awarded in connection with Mr. Holliday's employment agreement, with 50-100% of the LTIP units subject to vesting based on (i) the achievement of either of the following financial performance goals during 2016 (or on a cumulative basis beginning with 2016 through the end of 2019): (A) annual FFO growth or TSR of 5-8% per year or (B) TSR in the top 35-50% of the MSCI US REIT Index and (ii) continued employment through January 17th of the year following the year as of which the financial performance goals are achieved. This grant is presented in the "All Other Stock Awards: Number of Shares of Stock or Units" column instead of the "Estimated Future Payouts Under Equity Incentive Plan Award" column, because the grant occurred after performance-based vesting was achieved. None of the LTIP units would have vested unless the 50% minimum performance vesting threshold was met. Once vested, these LTIP units remain subject to a restriction on transfer until the earlier of two years after vesting, termination of employment or a change in control.

(3) Represents awards made under the 2014 Outperformance Plan. See "—Compensation Discussion and Analysis—Terms of the 2014 Outperformance Plan" for a description of the terms of the 2014 Outperformance Plan. The "Maximum ($/#)" column represents the maximum number of LTIP units that could have been earned under the 2014 Outperformance Plan with respect to awards that were granted in 2017 to the named executive officers, which would have been earned if we achieved absolute TSR return of 50% or greater during the performance period under the 2014 Outperformance Plan. The "Threshold ($/#)" column and the "Target ($/#)" column represent the number of LTIP units that would have been earned if we achieved absolute TSR of 25% during the performance period under the 2014 Outperformance Plan, representing the minimum performance that would entitle recipients to awards under the 2014 Outperformance Plan, which our Compensation Committee viewed as the target performance goal when approving the 2014 Outperformance Plan awards. Following the conclusion of the measurement period on August 31, 2017, our Compensation Committee determined that no awards were earned and all of the LTIP units granted under our 2014 Outperformance Plan during both 2017 and 2015 were forfeited.

(4) This grant of notional stock units was subject to vesting based on continued employment through January 17, 2018. Each stock unit represents the contingent right to receive the value of one share of our common stock in accordance with the terms of a deferred compensation agreement.

(5) These grants of Class O LTIP units were awarded in connection with the extension of Mr. Holliday's employment. These grants reflect an award of 52,500 Class O LTIP units with a mandatory conversion date that is 5 years after the date of grant and an award of 52,500 Class O LTIP units that expire 10 years after the date of grant, each of which vests on June 17, 2018. The conversion threshold for the Class O LTIP units, which is equivalent to the exercise price for a stock option, was determined by reference to the fair market value under our Fourth Amended and Restated 2005 Stock Option and Incentive Plan of one share of our common stock, meaning, in this instance, the closing stock price of one share of our common stock on the NYSE on June 16, 2017, the last preceding trading date prior to the grant date.

(6) This grant of notional stock units was subject to vesting based on continued employment through December 31, 2017. Each stock unit represents the contingent right to receive the value of one share of our common stock in accordance with the terms of a deferred compensation agreement.

(7) This grant of LTIP units was awarded in connection with the automatic one year extension of Mr. Mathias's employment agreement and was subject to vesting based on continued employment through December 31, 2017. Once vested, these LTIP units remain subject to a restriction on transfer until the earlier of two years after vesting, termination of employment or a change in control.

(8) Represents cash payouts that were possible pursuant to the formulaic component of our annual cash bonus program for 2017. See "—Compensation Discussion and Analysis—2017 Pay Outcomes—Annual Cash Bonus Program (Top Three Named Executive Officers)" for a description of these awards.

(9) These grants reflect an award of 15,000 Class O LTIP units with a mandatory conversion date that is 5 years after the date of grant and an award of 15,000 Class O LTIP units that expire 10 years after the date of grant, each of which vests pro-rata over a three-year period on January 1, 2018, 2019 and 2020, respectively, subject to continued employment through each vesting date. The conversion threshold for the Class O LTIP units, which is equivalent to the exercise price for a stock option, was determined by reference to the fair market value under our Fourth Amended and Restated 2005 Stock Option and Incentive Plan of one share of our common stock, meaning, in this instance, the closing stock price of one share of our common stock on the NYSE on January 10, 2017, the last preceding trading date prior to the grant date.

(10) Class O LTIP unit grants are presented in the "All Other Option Awards: Number of Securities Underlying Options" column, because Class O LTIP units are economically similar to stock options. See "—Compensation Discussion and Analysis—Other Compensation Policies and Information—Other Matters—LTIP units and Class O LTIP units" for a description of Class O LTIP units.

Grants of all equity awards were made pursuant to the Fourth Amended and Restated 2005 Stock Option and Incentive Plan. LTIP units that are only subject to time-based vesting based on continued employment through a specified date (and have not been forfeited) generally entitle executives to receive cash dividends, dividend equivalents or distributions whether or not then vested. LTIP units that are subject to performance-based vesting hurdles accrue cash dividends, dividend equivalents or distributions prior to the achievement of these hurdles, and such accrued amounts are only paid to the executives if and when the performance hurdles are met.

See "Potential Payments Upon Termination or a Change in Control" below, for a discussion regarding potential acceleration of the equity awards and a description of the material terms of each named executive officer's employment agreement.

Outstanding Equity Awards at Fiscal Year-End 2017

The following table sets forth certain information with respect to outstanding equity awards held by each named executive officer at the fiscal year ended December 31, 2017.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units or Other Rights that Have Not Vested[2]
Marc Holliday	100,000		$ 76.65	01/02/2023	6,956	$ 702,069	—	—
	52,500	—	$ 99.86	06/17/2021	—	—	—	—
	52,500	—	$ 99.86	06/17/2026	—	—	—	—
	—	52,500[4]	$ 105.73	06/17/2022	—	—	—	—
	—	52,500[4]	$ 105.73	06/17/2027	—	—	—	—
Stephen L. Green	—	—	—	—	—	—	—	—
Andrew Mathias	65,000	—	$ 91.43	11/08/2018	—	—	—	—
	65,000	—	$ 91.43	11/08/2023	—	—	—	—
Matthew J. DiLiberto	—	15,000[5]	$ 106.05	01/11/2022	7,000	$ 706,510	—	—
	—	15,000[5]	$ 106.05	01/11/2027	—	—	—	—
Andrew S. Levine	12,500	—	$ 90.15	12/12/2023	18,000	$ 1,816,740	—	—
	—	15,000[5]	$ 106.05	01/11/2022	—	—	6,000[3]	$ 605,580
	—	15,000[5]	$ 106.05	01/11/2027	—	—	—	—

(1) For each of our named executive officers, includes the following:

Executive	Notional Stock Units[a]	Performance-Based Employment Agreement LTIP Units[b]	Time-Based Employment Agreement LTIP Units[c]
Marc Holliday	6,956	—	—
Stephen L. Green	—	—	—
Andrew Mathias	—	—	—
Matthew J. DiLiberto	—	3,500	3,500
Andrew S. Levine	—	6,000	12,000

(a) Represents notional stock units, each of which represents the contingent right to receive the value of one share of our common stock in accordance with the terms of a deferred compensation agreement. These notional stock units vested on 01/17/2018. Vested notional stock units are settled in cash no later than 30 days following the earliest of (i) Mr. Holliday's death, (ii) the date of Mr. Holliday's separation from service with us, and (iii) the effective date of a change in control (as defined in the deferred compensation agreement).

(b) Represents LTIP units that vested on 01/01/2018 based on 2017 performance.

(c) For Mr. DiLiberto, represents LTIP units that vested on 01/01/2018. For Mr. Levine, represents 6,000 LTIP units that vested on 01/01/2018, with the remaining 6,000 LTIP units scheduled to vest on 01/01/2019, subject to continued employment through such date.

(2) Based on a price of $100.93 per share/unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2017. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock.

(3)   Represents 6,000 LTIP units that are scheduled to vest on 01/01/2019, based on the attainment of specified performance goals during the vesting period and subject to continued employment through such date.

(4)   Reflects an award of 52,500 Class O LTIP units with a mandatory conversion date that is five years after the date of grant and an award of 52,500 Class O LTIP units with a mandatory conversion date that is 10 years after the date of grant, each of which is scheduled to vest on 06/17/2018, subject to continued employment through such date. Class O LTIP units are economically similar to stock options. See "—Compensation Discussion and Analysis—Other Compensation Policies and Information—Other Matters—LTIP units and Class O LTIP units" for a description of Class O LTIP units.

(5)   Reflects an award of 15,000 Class O LTIP units with a mandatory conversion date that is 5 years after the date of grant and an award of 15,000 Class O LTIP units that expire 10 years after the date of grant, each of which vests pro-rata over a three-year period on January 1, 2018, 2019 and 2020, respectively, subject to continued employment through each vesting date. The conversion threshold for the Class O LTIP units, which is equivalent to the exercise price for a stock option, was determined by reference to the fair market value under our Fourth Amended and Restated 2005 Stock Option and Incentive Plan of one share of our common stock, meaning, in this instance, the closing stock price of one share of our common stock on the NYSE on January 10, 2017, the last preceding trading date prior to the grant date. See "—Compensation Discussion and Analysis—Other Compensation Policies and Information—Other Matters—LTIP units and Class O LTIP units" for a description of Class O LTIP units.

2017 Option Exercises and Stock Vested

The following table sets forth certain information with respect to the exercise of stock options and the vesting of stock, including restricted stock, restricted stock units, LTIP units and similar instruments for each named executive officer during the fiscal year ended December 31, 2017.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Vesting[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Marc Holliday	100,000	$ 2,339,740	130,562	$ 13,971,605
Stephen L. Green	—	—	11,030	$ 1,154,601
Andrew Mathias	—	—	97,023	$ 9,949,282
Matthew J. DiLiberto	30,000	739,338	10,477	$ 1,118,595
Andrew S. Levine	12,500	295,875	23,431	$ 2,492,121

(1)   Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(2)   Amounts reflect the market value of the stock on the day the stock vested.

2017 Nonqualified Deferred Compensation

The following table sets forth certain information regarding non-tax qualified compensation deferred during the year ended December 31, 2017. All of the information below relates to notional stock units that we have granted to certain of our named executive officers pursuant to employment agreements we have entered into with them. Pursuant to these employment agreements, we have agreed to grant notional stock units with a specified value to certain of our named executive officers each year, which are subject to vesting based on continued employment for the following year. Once vested, these notional stock units represent a contingent right to receive the value of one share of our common stock. Under the terms of the deferred compensation agreements, each participant is also entitled to dividend equivalent rights, to be paid in cash on a current basis, equal to the amount per share of any cash dividend we declare, multiplied by the total number of notional units held by such participant as of the record date for such dividend. Vested notional stock units are settled in cash no later than 30 days following the earliest of (i) the executive's death, (ii) the date of the executive's separation from service with us and (iii) the effective date of a change in control.

Executive	Executive Contributions in Last FY ($)[1][2]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2][3]	Aggregate Withdrawals/ Distributions ($)[4]	Aggregate Balance at Last FYE ($)[2][5]
Marc Holliday	$ 892,703	—	$ -152,246	$ 161,147	$ 4,720,092
Stephen L. Green	$ 140,898	—	$ -43,710	$ 101,795	$ 1,518,290
Andrew Mathias	$ 516,762	—	$ -81,692	$ 46,633	$ 3,314,238
Matthew J. DiLiberto	—	—	—	—	—
Andrew S. Levine	—	—	—	—	—

(1) Represents values as of the vesting dates for notional units that vested during 2017, which are reported in the 2017 Option Exercises and Stock Vested table.

(2) Awards of notional units constitute "Stock Awards" for purposes of the Summary Compensation Table, and, as a result, the full grant date fair value of these awards computed in accordance with ASC 718, as of the grant date of such awards, are included in the "Stock Awards" column of the Summary Compensation Table for the year in which they were granted. The right to receive dividend equivalents was factored into the determination of the grant date fair value, which means that the value of the dividend equivalents included in "Aggregate Earnings in Last FY" was effectively already included in the Summary Compensation Table.

(3) The amounts in this column represent the increase or decrease in value of vested notional units from December 31, 2016 through December 31, 2017, as calculated based on the closing stock price on the NYSE of one share of our common stock on December 31, 2016, or, for notional units that vested during 2017, the closing stock price on the NYSE of one share of our common stock on such vesting date, compared to the closing stock price on the NYSE of one share of our common stock on December 31, 2017, plus the aggregate value of dividend equivalent rights paid with respect to all vested and unvested notional units held by each executive during 2017.

(4) Represents the aggregate value of dividend equivalent rights paid with respect to all vested and unvested notional units held by each executive during 2017.

(5) Based on a per share price of $100.93, which was the closing stock price on the NYSE of one share of our common stock on December 31, 2017.

Potential Payments Upon Termination or Change in Control

We have contractual arrangements with our named executive officers that provide for payments, acceleration of vesting or other benefits to our named executive officers upon a termination of employment in certain circumstances or upon a change in control. These include our employment agreements with our named executive officers, our performance-based equity awards and our stock options. The following are certain key aspects of these contractual arrangements:

- No IRC Section 280G tax gross-up provisions
- No single trigger change in control payments
- No single trigger change in control vesting acceleration
- Reasonable cash severance multiples (1x without change in control; 2x-3x with change in control)

The discussion below describes these contractual arrangements in greater detail.

Employment Agreements

We have employment agreements with all of our named executive officers. All of the employment agreements with our named executive officers provide for, among other things, severance payments and benefits and acceleration of equity awards in connection with the termination of employment in certain circumstances. In return, each of our named executive officers has agreed to non-compete, non-solicitation, non-interference and confidentiality provisions. The table below summarizes the material terms of our employment agreements with our named executive officers.

	Marc Holliday	Stephen L. Green	Andrew Mathias	Matthew J. DiLiberto	Andrew S. Levine
Term[1]	1/18/16 – 1/17/19	1/1/15 – 1/1/16	1/1/18 – 12/31/18	1/1/18 – 1/1/21	1/1/16 – 1/1/19
Annual Salary	$1.35M	$750K	$900K	$550K	$550K
Annual Deferred Compensation[2]	$750K	$150K	$550K	None	None
Guaranteed Bonus	None[3]	None	None	None	None
Future OPP Allocations	24%	None	16%	None	None
Other Benefits	$10M of life insurance	$5M of life insurance	None	None	None

Equity Awards

Mr. Holliday: (i) 210,000 Class O LTIP units, granted one half in 2016 and one half in 2017 (50% expiring 5 years after grant and 50% expiring 10 years after grant); and (ii) 76,980 performance-based LTIP units granted in 2017 and 61,584 performance-based LTIP units granted in each of 2018 and 2019, vesting 1/17/17, 1/17/18 and 1/17/19, respectively, contingent on achievement of performance hurdles; from 50-100% vesting based on achievement of either annual FFO growth or TSR of 5-8% per year or TSR in the top 35-50% of the MSCI US REIT Index, respectively, for the prior year (or on a cumulative basis from 2016 through such year or a subsequent quarter during the term); no vesting unless the 50% threshold performance criteria described above is met; two-year post-vesting no-sale.

Messrs. Mathias and DiLiberto: see "—Compensation Discussion and Analysis—2017 Pay Outcomes—Employment Agreement Awards" for a summary of the terms relating to equity awards granted pursuant to their employment agreements.

Mr. Levine: (i) 18,000 time-based LTIP units granted in 2016, with one-third vesting 1/1/17, 1/1/18 and 1/1/19; and (ii) 18,000 performance-based LTIP units granted in 2016, with one-third vesting on 1/1/17, 1/1/18 and 1/1/19 contingent on achievement of performance hurdle; from 50-100% vesting based on achievement of either annual FFO growth or TSR of 5-8% per year or TSR in the top 35-50% of the MSCI US REIT Index, respectively, for the prior year (or on a cumulative basis from 2016 through such year or a subsequent quarter during the term); no vesting unless the 50% threshold performance criteria described above is met.

Severance Benefits

If the executive's employment is terminated by us without Cause or by the executive for Good Reason during the term, the executive will be entitled to the following payments or benefits subject (except if such termination is in connection with a Change-in-Control) to the effectiveness of a mutual release:

Termination without Change-in-Control	Termination with Change-in-Control[4]
• 1x average annual base salary, deferred compensation, if any, and bonus[5]	• 2x-3x average annual base salary, deferred compensation, if any, and bonus[5]
• Pro-rata bonus for partial year[6]	• Pro-rata bonus for partial year[6]
• Acceleration of all unvested equity awards (other than OPP awards) and deferred compensation, if any	• Acceleration of all unvested equity awards (other than OPP awards) and deferred compensation, if any
• Grant of certain employment agreement equity awards not previously granted[7]	• Grant of employment agreement awards not previously granted[7]
• Option exercise period extended to second January 1st following termination	• Option exercise period extended to second January 1st following termination
• 12 months of benefit continuation/payments	• 24 months of benefit continuation/payments
	• Section 280G modified cut-back[8]

	Marc Holliday	Stephen L. Green	Andrew Mathias	Matthew J. DiLiberto	Andrew S. Levine
Death/Disability	If the executive's employment is terminated by us upon death or disability during the term, the executive will be entitled to the following payments or benefits subject (in the case of disability) to the effectiveness of a mutual release:				

Death	Disability
• Pro-rata bonus for partial year[6] • Partial acceleration of unvested equity awards (other than OPP awards) and deferred compensation, if any[9] • Grant of certain employment agreement equity awards not previously granted[7] • Payments/benefits to Messrs. Holliday and Green are reduced by life insurance benefit	• 1x average annual base salary, deferred compensation, if any, and bonus[5] • Pro-rata bonus for partial year[6] • Partial acceleration of unvested equity awards (other than OPP awards) and deferred compensation, if any[9] • Grant of certain employment agreement equity awards not previously granted[7] • 36 months of benefit continuation/ payments

Post-Change-in-Control Salary	For periods following a Change-in-Control, in lieu of the base salary, annual bonus, deferred compensation and OPP awards described above, each executive, while employed, will be entitled to receive salary payable in cash at a per annum rate equal to the sum of his annual base salary in effect prior to the Change-in-Control plus his annual bonus and the value of his deferred compensation contributions and his equity awards (other than those granted under outperformance plans) that vested during the most recent fiscal year prior to the Change-in-Control.
Restrictive Covenants	For Messrs. Holliday, Green and Mathias, noncompetition with us for 18 months following termination (12 months if employment is terminated upon or after the scheduled expiration of the term of employment or 6 months if employment is terminated in connection with or within 18 months after a Change-in-Control). Non-solicitation, non-disparagement, non-interference and litigation cooperation covenants also apply. — For Messrs. DiLiberto and Levine, noncompetition with us for 12 months after termination unless employment is terminated upon non-renewal of the agreement or without Cause or for Good Reason in connection with or within 18 months after a Change-in-Control. Non-solicitation, non-disparagement, non-interference and litigation cooperation covenants also apply.

(1) The terms automatically renew for one year (for Messrs. Green and Mathias) and six months (for Messrs. DiLiberto and Levine) unless either party provide advance written notice of non-renewal. In April 2018, Mr. Holliday entered into a new employment agreement, which will be effective beginning January 18, 2019.

(2) Annual deferred compensation contributions are made in the form of notional stock units at the beginning of the term and on each anniversary of such date during the term, subject to vesting based on continued employment for one year from the grant date, and are payable no later than 30 days following the earliest of (i) the executive's death, (ii) the date of the executive's separation from service with us and (iii) the effective date of a Change-in-Control based on the value of such stock units at that time.

(3) Mr. Holliday is eligible to participate in an annual formulaic cash bonus program pursuant to which he will be able to earn up to three times his base salary based on the achievement of specific goals established in advance by the Committee.

(4) Severance benefits in the event of a termination by us without Cause or by the executive for Good Reason in connection with or within 18 months after a Change-in-Control.

(5) Calculated based on the sum of the named executive officer's (i) average annual base salary in effect during the preceding 24 months, plus (ii) average annual cash bonuses (including any portion of the annual cash bonus paid in the form of equity awards, but excluding any annual or other equity awards made other than as payment of a cash bonus) paid for the two most recently completed fiscal years, plus (iii) average annual deferred compensation contribution, if any, during the preceding 24 months, calculated based on the cash value of the annual deferred compensation contributions as of the dates of such contributions. In connection with a Change-in-Control, Messrs. Holliday and Green are entitled to three times, Mr. Mathias is entitled to two and one-half times and Messrs. DiLiberto and Levine are entitled to two times the foregoing sum. Average deferred compensation is only applicable to Messrs. Holliday, Mathias and Green.

(6) Pro-rata bonus is for the year in which employment is terminated (and a bonus for the prior year if such bonus had not yet been determined) based on average annual cash bonus calculated in the manner described in footnote (5) above.

(7) Only applicable to Mr. Holliday. Mr. Holliday will be entitled to receive the stock options or Class O LTIP units provided for in his employment agreement, but will not be entitled to receive any other employment agreement equity awards that had not yet been granted unless his termination is in connection with or within 18 months after a Change-in-Control; provided that Mr. Holliday will not be subject to the non-competition provisions in his employment agreement if such other employment agreement equity awards are not granted.

(8) In the event that any payment or benefit constitutes an excess "parachute payment" under Section 280G of the IRC subject to an excise tax, the executive will not be entitled to a tax gross-up payment; however, the executive's payments and benefits would be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater after-tax benefit to the executive.

(9) Full acceleration of vesting of any unvested equity awards granted in lieu of cash bonuses and deferred compensation and 24 months (Messrs. Holliday and Green), 18 months (Mr. Mathias) or 12 months (Messrs. DiLiberto and Levine) of additional vesting of other outstanding equity awards (other than OPP awards).

The terms Cause, Good Reason and Change-in-Control, as used above, are specifically defined in each executive's employment agreement. The summary above is qualified in its entirety by reference to the copies of the employment agreements and the deferred compensation agreements with our named executive officers, which have been previously filed by us with the SEC, as referenced in our Form 10-K for the year ended December 31, 2017, and are incorporated herein by reference.

Performance-Based Equity Awards

Upon a change in control, the performance-based vesting criteria for the performance-based LTIP unit awards that we granted to our named executive officers pursuant to their employment agreements will be determined based on performance through the date of the change in control. Regardless of the satisfaction of the performance-based vesting criteria, these awards will remain subject to vesting based on continued employment through the originally established vesting dates. In the event of a termination by us without Cause or by an executive for Good Reason (as defined in each executive's employment agreement) in connection with or within 18 months after a change in control, all of the performance-based LTIP units will vest. Otherwise, the vesting of these performance-based LTIP units upon a termination of employment will be treated in the same manner as other equity awards under our executive's employment agreements.

Stock Options and Class O LTIP units

Under the general terms of the 2005 Plan, the vesting of stock options and Class O LTIP units granted thereunder, including those granted to our named executive officers, will fully accelerate in the event of a termination of the recipient's employment upon death or disability. Vested stock options and Class O LTIP units generally may be exercised or converted until the earlier of (i) their stated expiration date or mandatory conversion date or (ii) subject to extension of the exercise period or conversion period pursuant to our named executive officers' employment agreements, a specified period of time after termination of employment (i.e., upon termination in the event of termination for cause, one year after termination in the event of termination due to death or disability and three months after termination in all other cases).

Hypothetical Illustration of Payments upon Termination or Change in Control

The following tables show the potential payments and estimated value of the benefits that our named executive officers would have been entitled to receive upon a termination of their employment by us without cause or by them for good reason or upon the death or disability as of December 31, 2017 based on the employment agreements and other contractual arrangements in effect as of that date. Our named executive officers would not have been entitled to any payments or benefits other than those already accrued in the event of a termination of their employment by us for cause or by them without good reason (including upon retirement) or a change in control without termination. The types of events constituting cause, good reason, disability and a change in control may differ in some respects among the different arrangements providing for benefits to the named executive officers; however, for consistency in presentation, the payments and estimated value of benefits have been grouped together based on these concepts without regard for any such differences.

Marc Holliday

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death[1]
Pro-Rata Bonus	$ 6,875,000	$ 6,875,000	$ 6,875,000	$ 6,875,000
Cash Severance	$ 8,975,000	$ 26,925,000	$ 8,975,000	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$ 702,069	$ 13,133,415	$ 702,069	$ 702,069
Benefits Continuation[4]	$ 46,976	$ 93,951	$ 140,927	—

Stephen L. Green

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death[1]
Pro-Rata Bonus	$ 2,925,000	$ 2,925,000	$ 2,925,000	$ 2,925,000
Cash Severance	$ 3,825,000	$ 11,475,000	$ 3,825,000	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	—	—	—	—
Benefits Continuation[4]	$ 33,015	$ 66,029	$ 99,044	—

Andrew Mathias

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death[1]
Pro-Rata Bonus	$ 4,900,000	$ 4,900,000	$ 4,900,000	$ 4,900,000
Cash Severance	$ 6,225,000	$ 15,562,500	$ 6,225,000	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	—	—	—	—
Benefits Continuation[4]	$ 46,967	$ 93,951	$ 140,927	—

Matthew J. DiLiberto

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death[1]
Pro-Rata Bonus	$ 1,550,000	$ 1,550,000	$ 1,550,000	$ 1,550,000
Cash Severance	$ 2,000,000	$ 4,000,000	$ 2,000,000	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$ 706,510	$ 706,510	$ 706,510	$ 706,510
Benefits Continuation[4]	$ 44,504	$ 89,007	$ 133,511	—

Andrew S. Levine

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death[1]
Pro-Rata Bonus	$ 1,225,000	$ 1,225,000	$ 1,225,000	$ 1,225,000
Cash Severance	$ 1,775,000	$ 3,550,000	$ 1,775,000	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$ 2,422,320	$ 2,422,320	$ 1,211,160	$ 1,211,160
Benefits Continuation[4]	$ 46,976	$ 93,951	$ 140,927	—

(1) As we maintained life insurance policies for the benefit of the beneficiaries of Messrs. Holliday and Green in the amount of $10 million and $5 million, respectively, as of December 31, 2017, the amount of the payments and benefits to be received by Messrs. Holliday and Green in the event of a termination upon death will be reduced by these amounts in accordance with their employment agreements.

(2) Represents the value of the stock options or Class O LTIP units, if any, that would vest. Assumes that the per share value of the stock options or Class O LTIP units that vest equals (i) $100.93 per share, which was the closing price on the NYSE of one share of our common stock on December 31, 2017, less (ii) the exercise price per share of such stock options or the conversion threshold of such Class O LTIP units.

(3) Represents the value of the LTIP units and notional stock units, if any, that would vest based on a price of $100.93 per unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2017. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock.

(4) Benefits continuation amounts are based on the actual expense for financial reporting purposes for the year ended December 31, 2017 for covering an employee under each our group health plans for the entire year, assuming that the employee elected family coverage under each of these plans, less the minimum contribution required by employees participating in these plans.

The amounts described above do not include payments and benefits to the extent they have been earned prior to the termination of employment or change in control or are provided on a non-discriminatory basis to salaried employees upon termination of employment. These include: accrued salary and vacation pay; earned and accrued, but unpaid, bonuses; distribution of plan balances under our 401(k) plan; life insurance proceeds in the event of death; and disability insurance payouts in the event of disability. All of the cash severance payments described below are to be made as lump sum payments at the time of termination; provided that, to the extent necessary to avoid the imposition of an additional tax under Section 409A of the IRC, the payments are to be delayed until six months after termination, during which time the payments will accrue interest at the rate of 5% per annum. As a result of provisions in the named executive officers' employment agreements, in the event that any payment or benefit to be paid or provided to an executive set forth above would have been subject to the excise tax under Sections 280G of the IRC, the payments and benefits to such executive would have been reduced to the extent necessary to avoid the imposition of such excise tax, but only if such reduction would result in a greater after-tax benefit to the executive. The amounts set forth in the table above have not been adjusted to reflect any such reduction that might be applicable.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee is comprised of Lauren B. Dillard (Chair), John H. Alschuler, Edwin Thomas Burton, III and John S. Levy. There are no Compensation Committee interlocks and none of our employees is a member of our Compensation Committee.

Pay Ratio Disclosure Rule

Pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule requiring annual disclosure of the ratio of the median employee's annual total compensation to the total annual compensation of the principal executive officer ("PEO"). The PEO of our Company is Mr. Holliday.

For 2017, the annual total compensation of Mr. Holliday, our PEO, of $17,407,821, as shown in the Summary Compensation Table above, was approximately 303 times the annual total compensation of $57,508 of a median employee calculated in the same manner. We identified the median employee using the annual base salary and target annual cash incentive compensation, as of December 31,

2017, plus any long-term equity incentive awards granted in 2017 for all individuals (excluding our PEO) who were employed by us on December 31, 2017, the last day of our payroll year, whether employed on a full-time or part-time basis.

As of December 31, 2017, 754 of our 1,065 employees were hourly-paid employees involved in building operations, all of whom are subject to collective bargaining agreements. If these employees were not included for purposes of identifying our median employee, the annual total compensation of a median employee would be $135,857 and the annual total compensation of our PEO would be approximately 128 times such amount.

AUDIT COMMITTEE MATTERS

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board has appointed the accounting firm of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2018. Stockholder ratification of the appointment of Ernst & Young LLP is not required by law, the NYSE or the Company's organizational documents. However, as a matter of good corporate governance, the Board has elected to submit the appointment of Ernst & Young LLP to the stockholders for ratification at the 2018 annual meeting. Even if the appointment is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If our stockholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of an independent registered public accounting firm. Ernst & Young LLP has served as our independent registered public accounting firm since our formation in June 1997 and is considered by our management to be well-qualified. Ernst & Young LLP has advised us that neither it nor any member thereof has any financial interest, direct or indirect, in the Company or any of our subsidiaries in any capacity.

A representative of Ernst & Young LLP will be present at the annual meeting, will be given the opportunity to make a statement at the annual meeting if he or she so desires and will be available to respond to appropriate questions.

A majority of all of the votes cast with respect to this proposal is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018. Abstentions do not constitute a vote "for" or "against" and will not be counted as "votes cast". Therefore, abstentions will have no effect on this proposal.

> **The Board unanimously recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**

Audit Committee Report

The following report of the Audit Committee of the Board will not be deemed to be incorporated by reference in any previous or future documents filed by us with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference in any such document.

Our Audit Committee oversees our financial reporting process on behalf of the Board, in accordance with our Audit Committee Charter. Management has the primary responsibility for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. In fulfilling its oversight responsibilities, our Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2017 filed by the Company with management.

Our Audit Committee reviewed and discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed with the Audit Committee under Auditing Standard No. 1301, "Communications with Audit Committees," as adopted by the Public Company Accounting Oversight Board. Our Audit Committee received from Ernst & Young LLP the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP their independence.

Based on the review and discussions referred to above, our Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2017 filed by the Company.

The members of our Audit Committee are not engaged professionally in the practice of auditing or accounting. Committee members rely, without independent investigation or verification, on the information provided to them and on the representations made by management and our independent registered public accounting firm. Accordingly, our Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our Audit Committee's

considerations and discussions referred to above do not assure that the audit of our financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board, that the financial statements are presented in accordance with accounting principles generally accepted in the U.S. or that our registered public accounting firm is in fact "independent."

Submitted by our Audit Committee
Edwin Thomas Burton, III (Chair)
Betsy Atkins
Lauren B. Dillard
Craig M. Hatkoff

Fee Disclosure

Audit Fees

Fees, including out-of-pocket expenses, for audit services totaled approximately $3,872,000 in fiscal year 2017 and $3,398,000 in fiscal year 2016. Audit fees include fees associated with our annual audits and related reviews of our annual reports on Form 10-K and quarterly reports on Form 10-Q. In addition, audit fees include Sarbanes-Oxley Section 404 planning and testing, fees for public filings

in connection with various property acquisitions, joint venture audits, and services relating to public filings in connection with our preferred and common stock and debt offerings and certain other transactions. Our joint venture partners paid their pro rata share of any joint venture audit fees. Audit fees also include fees for accounting research and consultations.

Audit-Related Fees

Fees for audit-related services totaled approximately $70,000 in 2017 and $68,000 in 2016. The audit-related services principally include fees for operating expense audits and agreed-upon procedures projects.

Tax Fees

No fees were incurred for tax services, including tax compliance, tax advice and tax planning in either 2017 or 2016.

All Other Fees

There were no fees for other services not included above in either 2017 or 2016.

Our Audit Committee considers whether the provision by Ernst & Young LLP of any services that would be required to be described under "All Other Fees" would be compatible with maintaining Ernst & Young LLP's independence from both management and the Company.

Pre-Approval Policies and Procedures of our Audit Committee

Our Audit Committee must pre-approve all audit services and permissible non-audit services provided by our independent registered public accounting firm, except for any de minimis non-audit services. Non-audit services are considered de minimis if: (1) the aggregate amount of all such non-audit services constitutes less than five percent of the total amount of revenues we paid to our independent registered public accounting firm during the fiscal year in which they are provided; (2) we did not recognize such services at the time of the engagement to be non-audit services; and (3) such services are promptly brought to our

Audit Committee's or any of its members' attention and approved by our Audit Committee or any of its members who has authority to give such approval prior to the completion of the audit. None of the fees reflected above were incurred as a result of non-audit services provided by our independent registered public accounting firm pursuant to this de minimis exception. All services provided by Ernst & Young LLP in 2017 were pre-approved by our Audit Committee. Our Audit Committee may delegate to one or more of its members who is an independent director the authority to grant pre-approvals.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of our common stock, $0.01 par value per share as of March 31, 2018, unless otherwise noted, for (i) each person known to us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers who is not a director and (iv) our directors and executive officers as a group. All information in the following table is based on Schedules 13D, 13G and/or any amendments thereto, filed with the SEC, and on information supplied to us by our directors and officers. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all shares set forth opposite their respective names. None of our executive officers own any shares of our preferred stock except as set forth below.

As of March 31, 2018, there were 90,190,440 shares outstanding.

Name**	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Total
The Vanguard Group[1]	17,438,332	19.33%
BlackRock, Inc.[2]	9,161,081	10.16%
State Street Corporation[3]	5,609,292	6.22%
Cohen & Steers, Inc.[4]	4,761,589	5.28%
John H. Alschuler[5]	28,877	*
Betsy S. Atkins[6]	8,223	*
Edwin Thomas Burton, III[7]	39,512	*
Matthew J. DiLiberto[8]	66,934	*
Lauren B. Dillard[9]	6,673	*
Stephen L. Green[10]	927,771	*
Craig M. Hatkoff	1,365	*
Marc Holliday[11]	922,169	*
Andrew S. Levine[12]	137,771	*
John S. Levy[13]	73,113	*
Andrew Mathias[14]	1,082,189	*
All Directors and Executive Officers as a Group (11 Persons)	3,294,598	3.65%

*   Less than 1%.

**   Unless otherwise indicated, the business address is 420 Lexington Avenue, New York, New York 10170-1881.

(1)   Based on information provided on a Schedule 13G/A filed with the SEC on February 12, 2018, as of December 31, 2017, The Vanguard Group ("Vanguard") may be deemed to beneficially own an aggregate of 17,438,332 shares of our common stock in its capacity as an investment advisor, which includes 107,282 shares of our common stock held by Vanguard Fiduciary Trust Company as a result of its serving as investment manager of collective trust accounts and 306,097 shares of our common stock held by Vanguard Investments Australia, Ltd. as a result of its serving as investment manager of Australian investment offerings. The business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355. According to information received from Vanguard, the number of shares reported as beneficially owned by Vanguard in such Schedule 13G/A includes 6,663,725 shares, representing 7.38% of our outstanding common stock, that Vanguard Specialized Funds—Vanguard REIT Index Fund separately reported as beneficially owned in a Schedule 13G/A filed on February 2, 2018 with the SEC.

(2)   Based on information provided on a Schedule 13G/A filed with the SEC on March 8, 2018, as of February 28, 2018, BlackRock, Inc. may be deemed to beneficially own an aggregate of 9,161,081 shares of our common stock. The business address for BlackRock is 55 East 52nd Street, New York, NY 10022.

(3)   Based on information provided on a Schedule 13G filed with the SEC on February 14, 2018, as of December 31, 2017, State Street Corporation may be deemed to beneficially own an aggregate of 5,609,292 shares of our common stock. The business address for State Street is One Lincoln Street, Boston, MA 02111.

(4)   Based on information provided on a Schedule 13G/A filed with the SEC on December 11, 2017, as of November 30, 2017, Cohen & Steers, Inc., Cohen & Steers Capital Management, Inc. and Cohen & Steers UK Ltd., collectively, may be deemed to beneficially own an aggregate of 4,761,589 shares of our common stock. The business address for Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. is 280 Park Avenue, 10th Floor, New York, NY 10017. The business address for Cohen & Steers UK Ltd. is 50 Pall Mall, 4th Floor, London, United Kingdom SW1Y 5JH.

(5) Includes 14,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2018 and 13,591 phantom units.

(6) Includes 1,753 phantom units.

(7) Includes 35,434 phantom units.

(8) Includes 10,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2018 and 55,469 LTIP units convertible into limited partnership units in SL Green Operating Partnership, L.P. ("OP Units") within 60 days of March 31, 2018. The total excludes LTIP units that remain subject to performance-based vesting conditions, 15,000 LTIP units that remain subject to time-based vesting conditions, 20,000 Class O LTIP units that remain subject to time-based vesting conditions and 7,265 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2018.

(9) Includes 6,673 phantom units.

(10) Includes 786,645 OP Units and 141,126 vested LTIP units convertible into OP Units within 60 days of March 31, 2018 held by the Stephen L. Green Revocable Trust. The total excludes LTIP units that remain subject to performance-based vesting conditions, 16,146 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2018 held by the Stephen L. Green Revocable Trust.

(11) Includes 205,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2018 and 706,134 LTIP units convertible into OP Units within 60 days of March 31, 2018. The total excludes LTIP units that remain subject to performance-based vesting conditions, 105,000 Class O LTIP units that remain subject to time-based vesting conditions and 236,137 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2018. Mr. Holliday also beneficially owns 96,780 shares of our Series I preferred stock, which represents 1.05% of our standing Series I preferred stock. This percentage is based on 9,200,000 shares of Series I preferred stock outstanding as of March 31, 2018.

(12) Includes 22,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2018 and 99,550 LTIP units convertible into OP Units within 60 days of March 31, 2018. The total excludes LTIP units that remain subject to performance-based vesting conditions, 6,000 LTIP units that remain subject to time-based vesting conditions, 20,000 Class O LTIP units that remain subject to time-based vesting conditions and 27,936 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2018. Mr. Levine also beneficially owns 5,000 shares of our Series I preferred stock, which represents less than 1% of our standing Series I preferred stock. This percentage is based on 9,200,000 shares of Series I preferred stock outstanding as of March 31, 2018.

(13) Includes 20,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2018 and 52,613 phantom units.

(14) Includes 130,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2018 and 662,090 LTIP units convertible into OP Units within 60 days of March 31, 2018. The total excludes LTIP units that remain subject to performance-based vesting conditions, 56,000 LTIP units that remain subject to time-based vesting conditions and 144,720 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2018.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and persons who own more than 10% of a registered class of our equity securities are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. To our knowledge, based solely on review of the copies of such reports and any amendments thereto furnished to us during or with respect to our most recent fiscal year, all Section 16(a) filing requirements applicable to our executive officers, directors and persons who own more than 10% of a registered class of our equity securities were satisfied.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures With Respect to Related Party Transactions

All related party transactions (generally, transactions involving amounts exceeding $120,000 in which directors and executive officers or their immediate family members, or stockholders owning 5% of more of our outstanding common stock have an interest) are subject to approval or ratification in accordance with the procedures described below.

Our Nominating and Corporate Governance Committee reviews the material facts of all related party transactions and either approves or disapproves the entry into such related party transaction. If advance approval of a related party transaction is not feasible, then the related party transaction will be considered and, if our Nominating and Corporate Governance Committee determines it to be appropriate, ratified, at the next regularly scheduled meeting of our Nominating and Corporate Governance Committee. In determining whether to approve or ratify a related party transaction, our Nominating and Corporate Governance Committee takes into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms

generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

No director may participate in any discussion or approval of a related party transaction for which he or she is a related party, except that the director must provide all material information concerning the related party transaction to our Nominating and Corporate Governance Committee.

If a related party transaction will be ongoing, our Nominating and Corporate Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party. Thereafter, our Nominating and Corporate Governance Committee, on at least an annual basis, reviews and assesses ongoing relationships with such related party to see that our management is in compliance with our Nominating and Corporate Governance Committee's guidelines and that such related party transaction remains appropriate.

Related party transactions are disclosed in our SEC filings.

One Vanderbilt Investment

In December 2016, we entered into agreements with entities owned and controlled by Messrs. Holliday and Mathias, pursuant to which they agreed to make an investment in our One Vanderbilt project at appraised fair market value for the interests acquired. We entered into these agreements in order to further strengthen the alignment of the interests of Messrs. Holliday and Mathias with those of our company in the successful completion and stabilization of this long-term project.

Pursuant to these agreements, the entities owned and controlled by Messrs. Holliday and Mathias agreed to purchase interests in the One Vanderbilt project that will entitle them to receive approximately 1.50% – 1.80% and 1.00% – 1.20%, respectively, of the profit generated from this project in excess of capital contributions. Fifty percent of these interests were purchased on December 31, 2016 and the remaining fifty percent were purchased on December 31, 2017. The entities owned and controlled by Messrs. Holliday and Mathias paid $1,440,000 and $960,000, respectively, which equals the fair market value of the interests acquired as of the date the investment agreements were entered into as determined by an independent third party appraisal that we obtained.

The entities owned and controlled by Messrs. Holliday and Mathias cannot monetize their interests until after the stabilization of the project, estimated to occur in 2023.

Thereafter, such entities may require us to repurchase 50% of the interests within three years after stabilization and 100% following such period. In addition, the agreement calls for us to repurchase these interests in the event of a sale of One Vanderbilt or a transactional change of control of our company. We also have the right to repurchase these interests on the seven-year anniversary of the stabilization of the project or, prior to the stabilization of the project, upon the occurrence of certain separation events relating to each of Messrs. Holliday's and Mathias's continued service with us. The price paid upon an exercise of the various rights described above will equal the liquidation value of the interests at the time, with the value of One Vanderbilt being based on its sale price, if applicable, or fair market value as determined by an independent third party appraiser. Messrs. Holliday and Mathias generally have the right to elect whether to receive any amounts paid upon the repurchase of these interests in cash or common units of our operating partnership. In addition, upon the exercise of the rights described above, we may elect to pay the purchase price in shares of our common stock in lieu of paying in cash, subject to a cap on the maximum number of common units and shares of our common stock that we will be required to pay in these circumstances. We have agreed to provide resale registration rights to the entities owned and controlled by Messrs. Holliday and Mathias for any shares of our common stock that are issued.

In accordance with our policies and procedures with respect to related party transactions described above, this investment was reviewed in detail and approved by our Nominating and Corporate Governance Committee. In addition, this investment was also reviewed by the Chairman of the Board, our Lead Independent Director and the Chair of our Audit Committee as well as the other members of the Board and was approved by the Board as well as our Nominating and Corporate Governance Committee.

Cleaning/Security/Messenger and Restoration Services

Through Alliance Building Services, or Alliance, First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services, Classic Security LLC provides security services, Bright Star Couriers LLC provides messenger services, and Onyx Restoration Works provides restoration services with respect to certain properties owned by us. Alliance is partially owned by Gary Green, a son of Stephen L. Green, the chairman of the Board. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. A subsidiary through which we realize income from management, leasing and construction contracts with third parties and joint venture properties has entered into an arrangement with Alliance whereby it will receive profit participation above a certain threshold for services provided by Alliance to certain tenants at certain buildings above the base services specified in their lease agreements. Income earned from profit participation was approximately $3.9 million, $3.5 million and $3.8 million for the years ended December 31, 2017, 2016 and 2015, respectively. We also recorded expenses of approximately $22.6 million, $23.4 million and $21.3 million for the years ended December 31, 2017, 2016 and 2015, respectively, for these services (excluding services provided directly to tenants).

Management Fees

S.L. Green Management Corp., a consolidated entity, receives property management fees from an entity in which Stephen L. Green owns an interest. We received management fees from such entity of approximately $0.5 million, $0.7 million and $0.5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Marketing Services

A-List Marketing, LLC, or A-List, provided marketing services to us. Deena Wolff, a sister of Marc Holliday, our Chief Executive Officer, is the founder of A-List. We recorded expenses of approximately $0.3 million for each of the years ended December 31, 2017, 2016 and 2015, for these services.

Other

Amounts due from related parties at December 31, 2017 and 2016 consisted of the following (in thousands):

	2017	2016
Due from joint ventures	$ 15,025	$ 1,240
Other	8,014	14,616
Related party receivables	$ 23,039	$ 15,856

OTHER INFORMATION

These proxy materials are being made available in connection with the solicitation of proxies by the Board of Directors, or the Board, of SL Green Realty Corp., a Maryland corporation, for use at our 2018 annual meeting of stockholders to be held on Thursday, May 31, 2018 at 10:00 a.m., local time, at the Andaz Hotel, 485 5th Avenue (at 41st Street), 2nd Floor, New York, NY 10017, or at any postponement or adjournment of the annual meeting.

Questions and Answers about the Annual Meeting

Who is entitled to vote at the annual meeting?

Holders of record of our common stock, $0.01 par value per share, at the close of business on March 29, 2018, the record date for the annual meeting, are entitled to receive notice of the annual meeting and to vote at the annual meeting. If you are a holder of record of our common stock as of the record date, you may vote the shares that you held on the record date even if you sell such shares after the record date. Each outstanding share as of the record date entitles its holder to cast one vote for each matter to be voted upon and, with respect to the election of directors, one vote for each director to be elected. Stockholders do not have the right to cumulate voting for the election of directors.

What is the purpose of the annual meeting?

At the annual meeting, you will be asked to vote on the following proposals:

- *Proposal 1:* the election of the three director nominees named in this proxy statement to serve on the Board for a one-year term and until their successors are duly elected and qualify
- *Proposal 2:* the approval of an advisory resolution approving the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K

- *Proposal 3:* the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018

You also may be asked to consider and act upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

What constitutes a quorum?

The presence, in person or by proxy, of holders of a majority of the total number of outstanding shares entitled to vote at the annual meeting is necessary to constitute a quorum for the transaction of any business at the annual meeting. As of the record date, there were 90,190,440 shares outstanding and entitled to vote at the annual meeting.

Each share of our common stock outstanding on the record date is entitled to one vote on each matter properly submitted at the annual meeting and, with respect to the election of directors, one vote for each director to be elected. Abstentions and "broker non-votes" (i.e., shares represented at the meeting held by brokers, as to which instructions have not been received from the beneficial owners or persons entitled to vote such shares and with respect to which, on a particular matter, the broker does not have discretionary voting power to vote such shares) will be counted for purposes of determining whether a quorum is present for the transaction of business at the annual meeting.

What vote is required to approve each proposal?

For Proposal 1, a majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee. Abstentions and broker non-votes are not counted as a vote cast either "for" or "against" a nominee, and therefore, will have no effect on the election of directors. For more information on the operation of our majority voting standard in director elections, see the section entitled "Our Board of Directors and Corporate Governance—Corporate Governance— Majority Voting Standard and Director Resignation Policy."

A majority of all of the votes cast with respect to the proposal is required for approval of each of Proposals 2 and 3.

In respect of Proposals 2 and 3, abstentions and broker non-votes are not counted as votes cast, and therefore will have no effect on the votes for these proposals.

Can I change my vote after I submit my proxy card?

If you cast a vote by proxy, you may revoke it at any time before it is voted by:

- filing a written notice revoking the proxy with our Secretary at our address
- properly signing and forwarding to us a proxy with a later date
- appearing in person and voting by ballot at the annual meeting

If you attend the annual meeting, you may vote in person whether or not you previously have given a proxy, but your presence (without further action) at the annual meeting

will not constitute revocation of a previously given proxy. Unless you have received a legal proxy to vote the shares, if you hold your shares through a bank, broker or other nominee, that is, in "street name," only that bank, broker or other nominee can revoke your proxy on your behalf.

You may revoke a proxy for shares held by a bank, broker or other nominee by submitting new voting instructions to the bank, broker or other nominee or, if you have obtained a legal proxy from the bank, broker or other nominee giving you the right to vote the shares at the annual meeting, by attending the annual meeting and voting in person.

How do I vote?

Voting in Person at the Annual Meeting. If you hold your shares in your own name as a holder of record with our transfer agent, Computershare, and attend the annual meeting, you may vote in person at the annual meeting. If your shares are held by a bank, broker or other nominee, that is, in "street name," and you wish to vote in person at the annual meeting, you will need to obtain a "legal proxy" from the bank, broker or other nominee that holds your shares of record.

Voting by Proxy. You should submit your proxy or voting instructions as soon as possible. You can vote by valid proxy received by telephone, electronically via the Internet or by mail. The deadline for voting by telephone or electronically via the Internet is 11:59 p.m., Eastern Daylight Time, on May 30, 2018. If voting by mail, you must:

- indicate your instructions on the proxy
- date and sign the proxy

- promptly mail the proxy in the enclosed envelope
- allow sufficient time for the proxy to be received before the date of the annual meeting

If your shares are held in "street name" such as in a stock brokerage account, by a bank or other nominee, please follow the instructions you received from your broker or with respect to the voting of your shares.

If you have any questions regarding how to authorize your proxy by telephone or via the Internet, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

Even if you plan to attend the annual meeting, we recommend that you submit a proxy to vote your shares in advance so that your vote will be counted if you later are unable to attend the annual meeting.

How is my vote counted?

If you authorize your proxy to vote your shares electronically via the Internet or by telephone, or, if you received a proxy card by mail and you properly marked, signed, dated and returned it, the shares that the proxy represents will be voted in the manner specified on the proxy. If no specification is made, your shares will be voted "for" the election of the nominees for directors named in this proxy statement, "for" advisory approval of the

compensation of our named executive officers, and "for" ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018. It is not anticipated that any matters other than those set forth in this proxy statement will be presented at the annual meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

How does the Board recommend that I vote on each of the proposals?

The Board recommends that you vote:

- **FOR** *Proposal 1*: the election of John H. Alschuler, Lauren B. Dillard and Stephen L. Green and as directors to serve on the Board for a one-year term and until their successors are duly elected and qualify

- **FOR** *Proposal 2*: the approval of an advisory resolution approving the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K
- **FOR** *Proposal 3*: the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018

What other information should I review before voting?

Our 2017 annual report, including financial statements for the fiscal year ended December 31, 2017, is being made available to you along with this proxy statement. You may obtain, free of charge, copies of our 2017 annual report and our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which contains additional information about the Company, on our website at http://www.slgreen.com or by directing your request in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations. The 2017 annual report and the Annual Report on Form 10-K, however, are not part of the proxy solicitation materials, and the information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with or furnish to the SEC.

How do I change how I receive proxy materials in the future?

For this year's meeting, stockholders will receive paper copies of the proxy materials by mail and will not receive a Notice of Internet Availability of Proxy Materials. For future meetings, stockholders may elect to receive links to proxy materials by e-mail or to receive a paper copy of the proxy materials and a paper proxy card by mail, in each case, instead of receiving a Notice of Internet Availability of Proxy Materials by mail, as applicable. If you elect to receive proxy materials by e-mail, you will not receive proxy materials in the mail (including, if applicable, a Notice of Internet Availability of Proxy Materials). Instead, you will receive an e-mail with links to proxy materials and online voting. If you received a paper copy of the proxy materials in the mail, you can eliminate all such paper mailings (including, if applicable, a Notice of Internet Availability of Proxy Materials) in the future by electing to receive an e-mail that will provide Internet links to these documents.

Opting to receive all future proxy materials online will save us the cost of producing and mailing such documents to you and help us conserve natural resources. You can change your election by directing your request in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations, by sending a blank e-mail with the 16-digit control number on your proxy card to sendmaterial@proxyvote.com, via the internet at http://www.proxyvote.com or by telephone at (800) 579-7639. Your election will remain in effect until you change it.

No person is authorized on our behalf to give any information or to make any representations with respect to the proposals other than the information and the representations contained in this proxy statement, and, if given or made, such information and/or representations must not be relied upon as having been authorized.

Other Matters

Solicitation of Proxies

We will pay the cost of solicitation of proxies. Our directors, officers and employees may solicit proxies personally, by telephone, via the Internet or by mail without additional compensation for such activities. We also will request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send a Proxy Statement to and obtain proxies from such beneficial owners. We will reimburse such holders for their reasonable expenses. In addition, we intend to utilize the proxy solicitation services of MacKenzie Partners, Inc. at an aggregate estimated cost of $10,000 plus out-of-pocket expenses.

Stockholder Proposals and Nominations

Proposals for Inclusion in our 2019 Proxy Materials

SEC rules permit stockholders to submit proposals to be included in our proxy materials if the stockholder and the proposal satisfy the requirements specified in Rule 14a-8 under the Exchange Act. For a stockholder proposal to be considered for inclusion in our proxy materials for the 2019 annual meeting, the proposal must be delivered to our Secretary at the address provided below by December 31, 2018.

Director Nominations for Inclusion in our 2019 Proxy Materials (Proxy Access)

Our proxy access bylaw permits a stockholder (or a group of up to 20 stockholders) owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, if the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. For the 2019 annual meeting, notice of a proxy access nomination must be delivered to our Secretary at the address provided below no later than December 31, 2018 and no earlier than December 1, 2018.

Other Proposals or Nominations to be brought before our 2019 Annual Meeting

Our bylaws permit a stockholder to propose items of business and/or nominate director candidates that are not intended to be included in our proxy materials if the stockholder complies with the procedures set forth in our bylaws. For the 2019 annual meeting, notice of such proposals or nominations must be delivered to our Secretary at the address provided below no later than March 2, 2019 and no earlier than January 31, 2019.

If the Company moves the 2019 annual meeting to a date that is more than 25 days before or after the date which is the one year anniversary of this year's annual meeting date (i.e., May 31, 2019), the Company must receive such notice no later than the close of business on the 10th day following the earlier of the day on which the Company

makes a public announcement of the meeting date or they day on which notice of the meeting date is first distributed to stockholders.

Address for Submission of Notices and Additional Information

All stockholder nominations of individuals for election as directors or proposals of other items of business to be considered by stockholders at the 2019 annual meeting (whether or not intended for inclusion in our proxy materials) must be submitted in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Andrew S. Levine, Secretary.

In addition, both the proxy access and the advance notice provisions of our bylaws require a stockholder's notice of a nomination or other item of business to include certain information. Director nominees must also meet certain eligibility requirements. Any stockholder considering introducing a nomination or other item of business should carefully review our bylaws.

Householding of Proxy Materials

The SEC adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single proxy statement, annual report or Notice of Internet Availability of Proxy Materials, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that such broker will be "householding"

communications, including the proxy materials, to your address, "householding" will continue until you are notified otherwise or until you revoke your consent.

Stockholders who currently receive only one copy of the proxy materials at their address and would like to receive additional copies and/or stockholders who no longer wish to participate in "householding" and would prefer to receive separate proxy materials in the future should direct their request either to their broker or to the Company in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations or by telephone at (212) 594-2700.

Stockholders who currently receive multiple copies of the proxy materials at their address and would like to request "householding" of their future communications should direct their request either to their broker or to the Company at the address of telephone number above.

By Order of the Board of Directors

Andrew S. Levine
Secretary

New York, New York
April 30, 2018

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APPENDIX A: INFORMATION REGARDING CERTAIN FINANCIAL MEASURES

Below are reconciliations of net income attributable to our stockholders to Normalized FFO per share and FFO per share for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 (amounts in thousands, except per share data).

	Year Ended December 31,				
	2017	2016	2015	2014	2013
FFO Reconciliation:					
Net income attributable to SL Green common stockholders	$ 86,424	$ 234,946	$ 269,132	$ 503,104	$ 101,330
Add:					
Depreciation and amortization	403,320	821,041	560,887	371,610	324,461
Discontinued operations depreciation adjustments	—	—	—	5,581	16,443
Joint venture depreciation and noncontrolling interest adjustments	102,334	69,853	34,226	33,487	51,266
Net (loss) income attributable to noncontrolling interests	(11,706)	17,780	26,408	25,057	13,652
Less:					
Gain on sale of real estate and discontinued operations, net	73,241	238,116	190,096	163,059	14,900
Equity in net gain on sale of interest in unconsolidated joint venture/real estate	16,166	44,009	15,844	123,253	3,601
Purchase price fair value adjustment	—	—	40,078	67,446	(2,305)
Depreciable real estate reserve	(178,520)	(10,387)	(19,226)	—	(2,150)
Depreciation on non-rental real estate assets	2,191	2,027	2,036	2,045	1,509
Funds From Operations attributable to SL Green common stockholders and noncontrolling interests	$ 667,294	$ 869,855	$ 661,825	$ 583,036	$ 491,597
FFO attributable to the write-off of accounting related balances and the 2017 portion of the lease termination fee related to the sale of 388-390 Greenwich Street to Citigroup, Inc. in 2016		126,905			
Normalized Funds From Operations attributable to SL Green common stockholders and noncontrolling interests		$ 742,950			
Diluted weighted average shares and units outstanding	103,403	104,880	103,735	99,696	95,266
Normalized FFO / FFO per share	$ 6.45	$ 7.08	$ 6.38	$ 5.85	$ 5.16

Below are reconciliations of income from continuing operations before equity in net income of unconsolidated joint ventures, noncontrolling interests and discontinued operations to operating income and combined same-store cash net operating income for the years ended December 31, 2017 and 2016 (amounts in thousands, except per share data).

Reconciliation of 2017 and 2016

	Twelve Months Ended December 31,	
	2017	2016
Operating Income and Same-store NOI Reconciliation		
Net income	$ 101,069	$ 278,911
Equity in net gain on sale of interest in unconsolidated joint venture/real estate	(16,166)	(44,009)
Gain on sale of real estate, net	(73,241)	(238,116)
Depreciable real estate reserves	178,520	10,387
(Gain) loss on sale of marketable securities	(3,262)	83
Depreciation and amortization	403,320	821,041
Interest expense, net of interest income	257,045	321,199
Amortization of deferred financing costs	16,498	24,564
Operating income	$ 863,783	$ 1,174,060
Equity in net income from unconsolidated joint ventures	(21,892)	(11,874)
Marketing, general and administrative expense	100,498	99,759
Transaction related costs, net	(1,834)	7,528
Investment income	(193,871)	(213,008)
Non-building revenue	(23,781)	(4,937)
Net operating income (NOI)	$ 722,903	$ 1,051,528
Equity in net income (loss) from unconsolidated joint ventures	21,892	11,874
SLG share of unconsolidated JV depreciation and amortization	126,456	83,346
SLG share of unconsolidated JV interest expense, net of interest income	96,554	72,015
SLG share of unconsolidated JV amortization of deferred financing costs	8,220	8,309
SLG share of unconsolidated JV loss on early extinguishment of debt	3,950	972
SLG share of unconsolidated JV transaction related costs	110	3,116
SLG share of unconsolidated JV investment income	(16,777)	(16,250)
SLG share of unconsolidated JV non-building revenue	(4,989)	(7,179)
NOI including SLG share of unconsolidated JVs	$ 958,319	$ 1,207,731
NOI from other properties/affiliates	(216,513)	(466,762)
Same-Store NOI	$ 741,806	$ 740,969
Ground lease straight-line adjustment	2,096	2,312
Straight-line and free rent	(25,276)	(30,231)
Rental income - FAS 141	(17,144)	(19,802)
Joint Venture straight-line and free rent	(10,195)	(15,517)
Joint Venture rental income - FAS 141	(1,852)	(1,723)
Same-store cash NOI	$ 689,435	$ 676,008

Notes:

Funds from Operations and Normalized Funds from Operations

Funds from Operations, or FFO, is a widely recognized non-GAAP measure of REIT performance. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the Nareit definition, or that interpret the Nareit definition differently than we do. The revised White Paper on FFO approved by the Board of Governors of Nareit in April 2002, and as subsequently amended, defines FFO as net income (loss) (computed in accordance with Generally Accepted Accounting Principles, or GAAP), excluding gains (or losses) from sales of properties, debt restructurings and real estate related impairment charges, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, particularly those that own and operate commercial office properties. We also use FFO as one of several criteria to determine performance-based bonuses for members of our senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions, and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, and interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

For certain periods, we also present Normalized FFO, defined as FFO excluding the impact of one discrete transaction (set forth in the table above) that increased FFO in 2016, which we present to enhance the comparability of our FFO across periods.

Same-Store Cash Net Operating Income

Net Operating Income, or NOI, is a non-GAAP financial measure that is calculated as operating income before transaction related costs, gains/losses on early extinguishment of debt, marketing general and administrative expenses and non-real estate revenue. Cash NOI is calculated by subtracting free rent (net of amortization), straight-line rent, FAS 141 rental income from NOI, while adding ground lease straight-line adjustment and the allowance for straight-line tenant credit loss.

We present NOI and Cash NOI because we believe that these measures, when taken together with the corresponding GAAP financial measures and our reconciliations, provide investors with meaningful information regarding the operating performance of our properties. When operating performance is compared across multiple periods, the investor is provided with information not immediately apparent from net income that is determined in accordance with GAAP. NOI and Cash NOI provide information on trends in the revenue generated and expenses incurred in operating our properties, unaffected by the cost of leverage, straight-line adjustments, depreciation, amortization, and other net income components. We use these metrics internally as performance measures. None of these measures is an alternative to net income (determined in accordance with GAAP) and same-store performance should not be considered an alternative to GAAP net income performance.

Same-Store refers to properties owned in the same manner during both the current and prior year, and excludes development properties prior to those properties being stabilized for both the current and prior year.

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